Exhibit 99.8

IM Cannabis Corp.

Management's Discussion and Analysis

March 29, 2023

Management’s Discussion and Analysis

INTRODUCTION

IM Cannabis Corp. (“IM Cannabis” or the “Company”) is a British Columbia company operating in the international medical cannabis industry. The Company’s common shares (the “Common Shares”) trade under the ticker symbol “IMCC” on both the NASDAQ Capital Market (“NASDAQ”) and the Canadian Securities Exchange (“CSE”) as of March 1, 2021 and November 5, 2019, respectively.

This Management’s Discussion and Analysis (“MD&A”) reports on the consolidated financial condition and operating results of IM Cannabis for the year and three months ended December 31, 2022. Throughout this MD&A, unless otherwise specified, references to “we”, “us”, “our” or similar terms, as well as the “Company” and “IM Cannabis” refer to IM Cannabis Corp., together with its subsidiaries, on a consolidated basis, and the “Group” refers to the Company, its subsidiaries, and Focus Medical Herbs Ltd.

This MD&A should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto for the years ended December 31, 2022 and 2021 (the “Annual Financial Statements”). References herein to “Q4 2022” and “Q4 2021” refer to the three months ended December 31, 2022 and December 31, 2021.

The Annual Financial Statements have been prepared by management in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS requires management to make certain judgments, estimates and assumptions that affect the reported amount of assets and liabilities at the date of the Annual Financial Statements and the amount of revenue and expenses incurred during the reporting period. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods. The Annual Financial Statements for the year and three months ended December 31, 2022, include the accounts of the Group, which includes, among others, the following entities:

Legal Entity	Jurisdiction	Relationship with the Company
I.M.C. Holdings Ltd. (“IMC Holdings”)	Israel	Wholly-owned subsidiary
I.M.C. Pharma Ltd. (“IMC Pharma”)	Israel	Wholly-owned subsidiary of IMC Holdings
I.M.C. Farms Israel Ltd. (“IMC Farms”)	Israel	Wholly-owned subsidiary of IMC Holdings
Focus Medical Herbs Ltd. (“Focus”)	Israel	Private company over which IMC Holdings exercises “de facto control” under IFRS 10 Consolidated Financial Statements (“IFRS 10”)
R.A. Yarok Pharm Ltd. (“Pharm Yarok”)	Israel	Wholly-owned subsidiary of IMC Holdings
Rosen High Way Ltd. (“Rosen High Way”)	Israel	Wholly-owned subsidiary of IMC Holdings
Revoly Trading and Marketing Ltd. dba Vironna Pharm (“Vironna”)	Israel	Subsidiary of IMC Holdings
Oranim Plus Pharm Ltd. (“Oranim Plus”)	Israel	Subsidiary of IMC Holdings
Trichome Financial Corp. (“Trichome”)*	Canada	Wholly-owned subsidiary
Trichome JWC Acquisition Corp. (“TJAC”)*	Canada	Wholly-owned subsidiary of Trichome
MYM Nutraceuticals Inc. (“MYM”)*	Canada	Wholly-owned subsidiary of Trichome
Highland Grow Inc. (“Highland”)*	Canada	Wholly-owned subsidiary of MYM International Brands Inc., a wholly-owned subsidiary of MYM
Adjupharm GmbH (“Adjupharm”)	Germany	Subsidiary of IMC Holdings

* Discontinued operations. Please see note number 24 in the Annual Financial Statements.

All intercompany balances and transactions were eliminated on consolidation. All dollar figures in this MD&A are expressed in thousands of Canadian Dollars ($), except per share data and unless otherwise noted. All references to “NIS” are to New Israeli Shekels. All references to “€” or to “Euros” are to Euros. All references to “US$” or to “U.S. Dollars” are to United States Dollars. The Company’s shares, options, units and warrants are not expressed in thousands. Prices are not expressed in thousands.

NON-IFRS FINANCIAL MEASURES

Certain non-IFRS financial measures are referenced in this MD&A that do not have any standardized meaning under IFRS, including “Gross Margin”, “EBITDA” and “Adjusted EBITDA”. The Company believes that these non-IFRS financial measures and operational performance measures, in addition to conventional measures prepared in accordance with IFRS, enable readers to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. For a reconciliation of these non-IFRS financial measures to the most comparable IFRS financial measures, as applicable, see the “Metrics and Non-IFRS Financial Measures” section of the MD&A.

NOTE REGARDING THE COMPANY’S ACCOUNTING PRACTICES

The Company complies with IFRS 10 to consolidate the financial results of Focus, a holder of an Israeli Medical Cannabis Agency (the “IMCA”) license which allows it to import and supply cannabis products, on the basis of which IMC Holdings exercises “de facto control”. For a full explanation of the Company’s application of IFRS 10, see “Legal and Regulatory – Restructuring” and “Legal and Regulatory – Risk Factors”.

EXECUTIVE SUMMARY

OVERVIEW – CURRENT OPERATIONS IN ISRAEL AND GERMANY

IM Cannabis is an international cannabis company that is currently focused on providing premium cannabis products to medical patients in Israel and Germany, two of the world’s largest federally legal cannabis markets. Until recently, the Company was also actively servicing adult-use recreational consumers in Canada, however these operations are being discontinued. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

In Israel, the Company imports, distributes and sells cannabis to local medical patients by operating medical cannabis retail pharmacies, online platforms, distribution centers and logistical hubs operating through IMC Holdings’ subsidiaries and Focus, leveraging proprietary data and patient insights. The Company also cultivate its existing proprietary genetics with third-party cultivation facilities in Israel.

In Germany, the IM Cannabis ecosystem operates through Adjupharm, importing and distributing cannabis to pharmacies for patients, and acting as the Company’s entry point for potential Europe-wide distribution in the future.

On November 7, 2022, the Company announced that it is pivoting its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany, while also commencing its exit from the Canadian cannabis market. The Canadian operations are currently being wound-down under the Canadian Companies’ Creditors Arrangement Act (“CCAA”) under the supervision of the Ontario Superior Court of Justice (Commercial List) (the “Court”) (the “CCAA Proceedings”). The CCAA Proceedings afford Trichome and certain of Trichome’s wholly-owned subsidiaries (collectively, the “Trichome Group”) the stability and flexibility required to orderly wind-down its business and operations. The Trichome Group anticipates completing the wind-down by April 21, 2023.

The Company has exited its operations in Canada, and deconsolidated Trichome on November 7, 2022 pursuant to IFRS. The CCAA Proceedings are solely in respect of the Trichome Group. As such, the Company’s other assets or subsidiaries, including those in Israel and Germany, are not parties to the CCAA Proceedings. For more information, see “Corporate Highlights and Events – Key Highlights for the quarter and year ended December 31, 2022” below.

OUR GOAL – DRIVE PROFITABLE REVENUE GROWTH

Our primary goal is to sustainably increase revenue in each of our core markets, to accelerate our path to profitability and long-term shareholder value while actively managing costs and margins.

HOW WE PLAN TO ACHIEVE OUR GOAL – CORE STRATEGIES

Our strategy of sustainable and profitable growth consists of:

•
Continue building on the increasing demand and positive momentum in Israel and Germany, supported by strategic alliances with Canadian suppliers and a highly skilled sourcing team, to cement its leadership position in markets where the Company operates.

•
Develop and execute a long-term growth plan in Germany, based on the strong sourcing infrastructure in Israel which is powered by advanced product knowledge and regulatory expertise establishing, in the Company’s view, a competitive advantage ahead of proposals for the legalization of recreational cannabis in Germany.

•	Properly position brands with respect to target-market, price, potency and quality, such as our IMC brand in Israel and Germany.
•	Strong focus on efficiencies and synergies as a global organization with domestic expertise in Israel and Germany.
•	High-quality, reliable supply to our customers and patients, leading to recurring sales.
•	Ongoing introduction of new Stock Keeping Unit (“SKUs”) to keep consumers and patients engaged.
•
Reorganization of the Company's management and operations by reducing its workforce in Israel by 20%-25% across all functions, to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability.

RESULTS – REVENUE GROWTH IN Q4 2022

IMC - Quarterly Continuing Operations Revenue Growth

Revenue from continuing operations
$7.5M
$8.6M
$8.0M
$10M
13.0M
12.7M
14.2M
14.5M
2021-Q1
2021-Q2
2021-Q3
2021-Q4
2022-Q1
2022-Q2
2022-Q3
2022-Q4

STRATEGY IN DETAIL

GEOGRAPHIES AND NEW MARKETS

The Company operates in the Israeli and German medical cannabis markets. Until recently, the Company was also actively servicing adult-use recreational consumers in Canada, however these operations are being discontinued, effective November 7, 2022, when the Company commenced the process of exiting the Canadian cannabis market to focus its resources on reinforcing and further pursuing growth opportunities in Israel, Germany and Europe, implementing a leaner organization strategy with the primary focus on achieving profitability in 2023.

Israel

In Israel, we continue to expand IMC brand recognition and supply the growing Israeli medical cannabis market with our branded products. The Company offers medical cannabis patients a rich variety of high-end medical cannabis products through strategic alliances with Canadian suppliers supported by a highly skilled sourcing team. In addition to the benefits of the Group’s long-term presence in Israel, we believe that with our strong sourcing infrastructure in Israel, and advanced product knowledge, regulatory expertise and strong commercial partnerships, the Company is well-positioned to address the ongoing needs and preferences of medical cannabis patients in Israel.

The Company entered additional segments of the medical cannabis value chain in Israel, namely the distribution and retail segments. The Company, through IMC Holdings, acquired three licensed pharmacies in 2022, each selling medical cannabis products to patients: (i) Oranim Plus, Israel’s largest pharmacy in Jerusalem and one of the largest in Israel, (ii) Vironna, a leading pharmacy in the Arab sector, and (iii) Pharm Yarok, the largest pharmacy in the Sharon plain area and the biggest call centerin the country (Oranim Plus, Vironna, and Pharm Yarok collectively, the “Israeli Pharmacies”).

The Company has also acquired home-delivery services and an online retail footprint, operating under the name “Panaxia-to-the-Home”, which includes a customer service centerand an Israeli medical cannabis distribution licensed center (the “Panaxia Transaction”), from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies (collectively, “Panaxia”).

The entrance into the new segments in Israel position IM Cannabis as a large distributor of medical cannabis in Israel. We are strategically focused on establishing and reinforcing a direct connection with medical cannabis patients, providing direct access to IM Cannabis products, obtaining and leveraging market data and gaining a deeper understanding of consumer preferences. The acquisition of the Israeli Pharmacies allows the Company to increase purchasing power with third-party product suppliers, offers potential synergies with our established call centerand online operations, achieves higher margins on direct sales to patient and creates the opportunity for up-sales across a growing range of products.

Germany

In Europe, the Company operates in Germany through Adjupharm, its German subsidiary and EU-GMP certified medical cannabis producer and distributor. We continue to lay our foundation in Germany, which is currently the European market with the largest number of medical cannabis patients.1 Leveraging our global supply chain, IM Cannabis continues to focus on growing its business in Germany to be well-positioned through brand recognition in preparation for future regulatory reforms.

Similar to Israel, the Company’s focus in Germany is to import premium dried cannabis from its supply partners, which we believe will satisfy the rapid growth in demand for high-THC premium cannabis across a variety of strains and qualities. In addition, Adjupharm sells cannabis extracts to meet the existing demand in the German market.

In the Company’s view, the strong sourcing infrastructure in Israel, powered by advanced product knowledge and regulatory expertise, will establish a competitive advantage in Germany ahead of proposals for the legalization of recreational cannabis. This is based on the premise that the German and Israeli markets share a number of common attributes such as robust commercial infrastructure, highly developed digital capabilities, favourable demographics and customer preferences.

While the Company does not currently distribute products in other European countries, the Company intends to leverage the foundation established by Adjupharm, its state-of-the-art warehouse and EU-GMP production facility in Germany (the “Logistics Center”), its vast knowledge in the cannabis market and costumers’ preferences and its network of distribution partners to expand into other jurisdictions across the continent.

Adjupharm received a revised EU-GMP license in May 2022 that permits it to engage in additional production, cannabis testing and release activities. It allows Adjupharm to repackage bulk cannabis, to perform stability studies and offer such services to third parties.

1 The European Cannabis Report – Edition 7 https://prohibitionpartners.com/2022/03/31/launching-today-the-european-cannabis-report-7th-edition/ and Visual Capitalist website,  A Bird’s Eye View of the World’s Largest Cannabis Markets https://www.visualcapitalist.com/sp/a-birds-eye-view-of-the-worlds-largest-cannabis-markets/

Note on the Canadian operation

On November 7, 2022, the Company announced that it is pivoting its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany, while also commencing its exit from the Canadian cannabis market. The Canadian operations are currently being wound-down under the CCAA under the supervision of the Court. The CCAA Proceedings afford the Trichome Group the stability and flexibility required to orderly wind-down its business and operations. The Trichome Group anticipates completing the wind-down by April 21, 2023.

The Company has exited its operations in Canada, and deconsolidated Trichome on November 7, 2022 pursuant to IFRS. The CCAA Proceedings are solely in respect of the Trichome Group. As such, the Company’s other assets or subsidiaries, including those in Israel and Germany, are not parties to the CCAA Proceedings. For more information, see “Corporate Highlights and Events – Key Highlights for the quarter and year ended December 31, 2022” below.

BRANDS

The IMC brand is well-known in the Israeli medical cannabis market, with signature reputable brands such as Roma®, highly popular among Israeli consumers. Building on its long-term success in Israel, the Company launched the IMC brand in Germany in 2020.

Israeli Medical Cannabis Business

The IMC brand has established its reputation in Israel for quality and consistency over the past 10 years and more recently with new high-end, ultra-premium strains that have made it to the top-sellers list in pharmacies across the country.

The Group maintains a portfolio of strains sold under the IMC umbrella from which popular medical cannabis dried flowers and full-spectrum cannabis extracts are produced.

The IMC brand offers four different product lines, leading with the Craft Collection which offers the highest quality Canadian craft cannabis flower and has established IMC as the leader of the super-premium segment in Israel.

The Craft Collection – The IMC brand’s super-premium product line with indoor-grown, hang-dried and hand-trimmed high-THC cannabis flowers. The Craft Collection includes exotic and unique cannabis strains such as Cherry Crasher, Peanut Butter MAC and Watermelon Zkittlez.

The Top-Shelf Collection – The newest addition to IMC’s brand portfolio, launched in September 2022 as IMC’s premium product line, offers indoor-grown, high-THC cannabis flowers with strains such as Lemon Rocket and Diesel Drift. Inspired by the 1970’s cannabis culture in America, the Top-Shelf Collection targets the growing segment of medical patients who are cannabis culture enthusiasts.

The Signature Collection – The IMC brand’s high-quality product line with greenhouse-grown or indoor grown, high-THC cannabis flowers. The Signature Collection currently includes well known cannabis dried flowers such as Roma®, Tel Aviv and London as well as Strawnana, an indoor-grown flower, and Sydney, the Company’s first high-CBD cannabis strain, both launched in Q3 2022.

imc
Roma
T20/C4
imc
London
T15/C3
imc
Tel Aviv
T20/C4
imc
Dairy Queen
T15/C3
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Berlin
T20/C4
imc
Sydney
T3/C15
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Strawnana
T20/C4

The Full Spectrum Extracts – The IMC brand’s full spectrum, strain-specific cannabis extracts, including high-THC Roma® oil, balanced Paris oil and Super CBD oil and the new Roma® T15 oil and Tel Aviv oil, which were launched in Q3 2022.

As part of its recent rebranding the Company expanded its Roma® product portfolio in Q3 2022 to include pre-rolls and oils range, offering the widest range of different product SKUs for a single strain in the Israeli market. This delivers a variety of formats of IMC’s most successful and well-known strain to Israeli medical cannabis patients. IMC’s Roma® strain is a high-THC medical cannabis flower that offers a therapeutic continuum and is known for its strength and longevity of effect.

The WAGNERS™ brand launched in Israel in Q1 2022, with premium indoor-grown cannabis imported from Canada. The WAGNERS™ brand was the first international premium, indoor-grown brand introduced to the Israel cannabis market, at a competitive price point. The WAGNERS™ brand includes the Dark Helmet, Cherry Jam launched in Q1 2022, and Golden Ghost that was launched in Q4 2022.

BLKMKT™, the Company’s second Canadian brand, was introduced to the Israeli market in Q4 2022.

For more information, see “Strategy in Detail – Brands – New Product Offerings” section of the MD&A.

German Medical Cannabis Business

In Germany, the Company sells IMC-branded dried flower products and full spectrum extracts. The medical cannabis products sold in the German market are branded generically as IMC to increase recognition of the Company’s brand in establishing a foothold with German healthcare professionals. The Company’s IMC-branded cannabis products were launched in Germany with one high-THC flower strain in 2020. In Q4 2021, Adjupharm launched another high-THC flower strain and two full spectrum extracts. In Q1 2022 Adjupharm launched a third strain, a high-CBD flower, to offer a more complete portfolio to German physicians and patients. In Q2 2022 the Company’s IMC Hindu Kush strain was the top selling T20 in the market, strengthening Adjupharm’s position as one of the top 10 cannabis companies in Germany. December 2022 was Adjupharm’s strongest sales month to date.

In July 2021, Adjupharm was recognized by the German Brand Institute with the “German Brand Award 2021”, recognizing its excellence in brand strategy and creation, communication, and integrated marketing. The Group’s competitive advantage in Germany lies in its track record, experience and brand reputation in Israel and proprietary data supporting the potential effectiveness of medical cannabis for the treatment of a variety of conditions.

IMC CANNABISBLÜTEN
SORTE: C01
High CBD, Hybrid
30 g
imc
IMC CANNABISBLÜTEN
SORTE: T01
High THC, Indica
30 g
imc
IMC CANNABISBLÜTEN
SORTE: T03
High THC, Indica
30 g
imc
imc
INTERNATIONAL MEDICAL CANNABIS
IMC CANNABISEXTRAKT
10:10 B100
Eingestellter Cannabisextrakt
DAB 2020
BALANCED, SORTE: B100
THC
CBD
Inhalt: 30 ml
imc
INTERNATIONAL MEDICAL CANNABIS
IMC CANNABISEXTRAKT
25:1 T100
Eingestellter Cannabisextrakt
DAB 2020
HIGH THC, SORTE: T100
THC
CBD
Inhalt: 30 ml

NEW PRODUCT OFFERINGS

Between our various geographies, the strategy for new products varies given that each market is at a different stage of development with respect to regulatory regimes, patient and customer preferences and adoption rates.

Israel

imc
Alien SinMint Cookies
T20/C4
imc
Peanut Butter MAC
T20/C4
imc
Cherry Punch
T20/C4
imc
Wedding Crasher
T20/C4
imc
Cherry Crasher
T20/C4
imc
WaterMelon Zkittlez
T20/C4

In Q4 2022, the Company launched the third product in the “Top Shelf” Collection, Tropicanna Gold, a super premium sativa flowers, which together with Diesel Drift and Lemon Rocket launched in Q3 2022, constitute a full super-premium high THC portfolio with sativa, hybrid and Indica strains.

The Company expect to launch in Q1 2023, two additional products under the “Top Shelf” Collection: Lucy Dreamz and Santa Cruz.

In Q4 2022, Golden Ghost was introduced to WAGNERS™ in Israel as it's first new cultivar since the launch of the WAGNERS™ brand in Israel in Q1 2022, and is the first out of three new cultivars for the WAGNERS™ brand to be further introduced in Q1 2023. In addition, in Q4 2022 the WAGNERS™ brand entered two new market segments with Dark Helmet pre-rolls, and Dark Helmet minis, a smaller size cannabis flowers with an even more affordable price offering of its signature strain.

In Q4 2022 the company launched the brand BLKMKT™™ as its second Canadian brand introduced into Israeli market, marking the next step in its extensive partnership with Avant Brands. The Canadian brand is designed to resonate with legacy consumers and experienced connoisseurs who only consume the highest-grade cannabis, has the highest price point in the Israeli market, raising the bar for ultra-premium cannabis in Israel once again.
HIGH-QUALITY, RELIABLE SUPPLY

Israel

Over the last decade, Focus Medical was the primary cultivator of medical cannabis products sold under the IMC brand in the Israeli market. Until July 2022, Focus Medical held an IMCA license to cultivate medical cannabis at its cultivation facility (the “Focus Facility”). In Q2 2022, the Company closed the Focus Facility to concentrate on leveraging its skilled sourcing team and strategic alliances with Canadian suppliers as well as the import of medical cannabis from its Canadian Facilities. In July 2022, Focus Medical received an IMCA license which allows it to continue to import cannabis products and supply medical cannabis to patients through licensed pharmacies despite the closure of the Focus Facility (the “Focus New License”). To supplement growing demand, the Company plans to continue its relationships with third-party cultivation facilities in Israel for the propagation and cultivation of the Company’s existing proprietary genetics and for the development of new products.

In addition, in July 2022, IMC Farms obtained a license from the IMCA which allows it, among others, to import cannabis products and supply medical cannabis to patients through licensed pharmacies (the “IMC Farms License”).

Pursuant to the applicable Israeli cannabis regulations, following the cultivation or import of medical cannabis, medical cannabis products are then packaged by contracted GMP licensed producers of medical cannabis. The packaged medical cannabis products are then sold by the Group under the Company’s brands to local Israeli pharmacies directly or through contracted distributors.

Germany

The Company continues to expand its presence in the German market by forging partnerships with pharmacies and distributors across the country and developing Adjupharm and its Logistics Center as the Company’s European hub. Adjupharm sources its supply of medical cannabis for the German market and from various EU-GMP certified European and Canadian suppliers. The Logistics Center is EU-GMP certified, upgrading Adjupharm’s production technology and increasing its storage capacity to accommodate its anticipated growth. Adjupharm received the certification for primary repackaging in 2022, making it one of a handful of companies in Germany fully licenced to repack bulk.

Adjupharm currently holds wholesale, narcotics handling, manufacturing, procurement, storage, distribution, and import/export licenses granted to it by the applicable German regulatory authorities (the “Adjupharm Licenses”).

CORPORATE HIGHLIGHTS AND EVENTS

KEY HIGHLIGHTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2022

In 2022, the Company continued to integrate the strategic acquisitions completed in Q1 2022. Effective November 7, 2022, the Company began focusing its efforts and resources on growth in the Israeli and German cannabis markets with a goal of reaching profitability in 2023 and commenced exiting the Canadian cannabis market. The Company’s key highlights and events for the year ended December 31, 2022 include:

First Import to Israel of Cannabis from the Company’s Canadian Facility

On January 19, 2022, Focus imported premium indoor-grown Canadian cannabis flowers from TJAC, and an additional supply partner. The Group commenced the sale of imported cannabis flowers under its WAGNERS™ brand in the Israeli medical cannabis market as of February 2022.
Focus Revolving Credit Facility

Revolving Credit Facility Agreement with an Israeli Bank- Bank Mizrahi

In January 2022, Focus entered a revolving credit facility with an Israeli bank, Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15 million (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis. The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5% (6.25% per annum as of December 31, 2022). As of December 31, 2022, Focus did not meet certain covenants under the Mizrahi Facility. The Company's CEO and director, provided to the bank a personal guarantee in the amount of the outstanding borrowed amount, allowing the Mizrahi Facility to remain effective. As of December 31, 2022, Focus withdrew $5,084.

Acquisition of Leading Israeli Retailer and Distributor – Pharm Yarok Group

On March 14, 2022, pursuant to an agreement entered into on July 28, 2021, IMC Holdings completed the acquisition of 100% of the issued and outstanding shares of Pharm Yarok, a leading medical cannabis pharmacy located in central Israel, and Rosen High Way, a trade and distribution center providing medical cannabis storage, distribution services and logistics solutions for cannabis companies and pharmacies in Israel (collectively, the “Pharm Yarok Transaction”). The Pharm Yarok Transaction closed upon receipt of all requisite approvals, including the IMCA approval, for an aggregate consideration of NIS 11,900 (approximately $4,600), of which NIS 8,400 (approximately $3,300) was paid in cash upon signing the definitive agreement, and NIS 3,500 (approximately $1,300) paid upon closing. As part of the Pharm Yarok Transaction, the Company also acquired 100% of the shares of and HW Shinua, an applicant for a medical cannabis transportation license, for no additional payment, however the completion of such acquisition is pending receipt of the requisite approval from the IMCA. In connection with closing of the Pharm Yarok Transaction, the Company completed a non-brokered private placement with former shareholders of Pharm Yarok and Rosen High Way on March 14, 2022. A total of 52,370 Common Shares were issued at a deemed price of $26.16 for aggregate proceeds of approximately $1,370. The calculation of the deemed price was based on the average closing price of Common Shares on the CSE over the 8 trading day period immediately preceding March 14, 2022.

Acquisition of Leading Israeli Pharmacy – Vironna

On March 14, 2022, pursuant to an agreement entered into on August 16, 2021, IMC Holdings completed the acquisition of 51% of the issued and outstanding ordinary shares of Vironna (the “Vironna Transaction”), a pharmacy licensed to dispense and sell medical cannabis and is one of the leading pharmacies serving patients in the Arab population in Israel. The Vironna Transaction closed upon receipt of all requisite approvals, including the approval of the IMCA. The Vironna Transaction was completed for total consideration of NIS 8,500 (approximately $3,330), comprised of NIS 5,000 (approximately $1,950) in cash and NIS 3,500 (approximately $1,360) in Common Shares issued on closing. In satisfaction of the cash consideration component, NIS 3,750 (approximately $1,470) was paid at signing of the definitive agreement and the remaining NIS 1,250 (approximately $490) was paid post-closing of the Vironna Transaction and during the first quarter of 2023. In satisfaction of the share consideration component, the Company issued 48,536 Common Shares at a deemed issue price of US$22.09 per share (approximately $28.09), calculated based on the average closing price of the Common Shares of on the NASDAQ for the 14 trading day period immediately preceding closing. The shares issued were subject to a staggered three-month lockup commencing on the date of issuance.

Entering the Retail Segment in Israel by Acquiring Panaxia’s Largest Retail and Online Pharmacy Business

On March 14, 2022, IMC Holdings acquired a medical cannabis storage and distribution license (trading house) from Panaxia (the “Panaxia GDP License”) following receipt of the requisite IMCA approval and assigned it to IMC Pharma in accordance with the terms of the Panaxia Transaction. The Panaxia Transaction (the “Panaxia Transaction”) is further described in the Company’s annual information form dated March 31, 2022 that is available on the Company’s SEDAR profile at www.sedar.com. For further information on the Panaxia Transaction please see “Subsequent Events” section below.

Acquisition of Jerusalem’s Leading Medical Cannabis Pharmacy – Oranim Pharm

On March 28, 2022, pursuant to an agreement entered into on December 1, 2021, IMC Holdings completed the acquisition of 51.3% of the outstanding ordinary shares of Oranim Plus, who holds 99.5% of the rights in the partnership “Oranim Pharm”, resulting in IMC Holdings owning 51% of the rights in “Oranim Pharm”, which is one of the largest pharmacies selling medical cannabis in Israel and the largest pharmacy selling medical cannabis in the Jerusalem area (the “Oranim Transaction”). The Oranim Transaction closed upon receipt of all requisite approvals, including the approval of the IMCA. The Oranim Transaction was completed for total consideration of NIS 11,940 (approximately $4,600), comprised of NIS 10,404 (approximately $4,000) and NIS 1,536 (approximately $600) in Common Shares issued on closing. In satisfaction of the cash consideration component, NIS 5,202 (approximately $2,000) paid at signing of the definitive agreement and NIS 5,202 will be payable in several installments throughout 2023 and until February 15, 2024. In satisfaction of the share consideration component, the Company issued 25,100 Common Shares at a deemed issue price of US$19.74 per share (approximately $25.1), calculated based on the average closing price of the Common Shares on the Nasdaq Capital Market for the 14 trading day period immediately preceding March 28, 2022. The shares issued were subject to a staggered three-month lockup commencing on the date of issuance.

Closure of Sde Avraham Farm in Israel

In Q2 2022, the Company outlined new strategic imperatives designed to enhance organizational efficiency and reduce operating costs while further responding to the increased demand for premium, indoor-grown Canadian cannabis from Israeli patients. As part of these changes, Focus decided to close the Focus Facility, and such closure was completed in Q2 2022. Despite the closure of the Focus Facility, Focus continues to import cannabis products and supply medical cannabis to patients through licensed pharmacies through the Focus New License. The Group plans to continue its relationships with third-party cultivation facilities in Israel for the propagation and cultivation of the Company’s existing proprietary genetics and for the development of new products.

Biome Grow Inc. Default

On April 4, 2022, the Company issued a Notice of Event of Default and Acceleration (the “Notice of Default”) to Biome Grow Inc. (the “Guarantor”) and its subsidiary, Cultivator Catalyst Corp. (together with the Guarantor, the “Obligors”), for a total outstanding principal plus accrued and unpaid interest of approximately $2,680 (the “Biome Loan”). The Company issued the Notice of Default after several failed attempts to engage the Obligors regarding an extension and repayment of the Biome Loan.

On April 20, 2022, the Company issued a demand letter to the Obligors seeking immediate payment, along with a Notice to Enforce Security pursuant to section 244 of the Bankruptcy and Insolvency Act (Canada). On May 3, 2022, MYM filed an application with the Superior Court of Justice in Ontario (the “Superior Court”) to appoint a receiver to take control of the Obligors’ assets, including the security, to effect repayment of the Biome Loan.

The Biome Loan and related security agreements were entered into in July 2020, approximately one year prior to the Company’s acquisition of MYM. As part of the Biome Loan, the Obligors agreed to repay all outstanding principal and accrued and unpaid interest no later than January 31, 2022. The amount of the Biome Loan and interest payable is secured by assets held in escrow by the Obligors pursuant to a general security agreement (the “Collateral”).

On May 12, 2022, the Company applied to and received from the Superior Court an interim order to, among other things, freeze the assets of the Obligors including the assets, which comprise MYM’s Collateral for the Biome Loan. MYM has applied to the Superior Court, which granted MYM’s request for the receivership of the assets of the Obligors and has scheduled an in-person hearing for the receivership application on September 12, 2022.

In September 2022, MYM and the Obligors reached an agreement and signed a term sheet for the settlement of the receivership application and amendment to the Biome Loan (the “Biome Term Sheet”). The Biome Term Sheet was signed on September 9, 2022, prior to the September 12, 2022 in-person receivership application hearing with the Superior Court. The Superior Court approved the adjournment of the receivership application, pending the implementation of the settlement outlined in the Biome Term Sheet, pursuant to which, the Biome Loan will continue to bear interest at a rate of 8% per annum on the principal balance of the Biome Loan, compounding every four months on the aggregate balance of the outstanding principal balance plus all accrued and unpaid interest (the “Indebtedness”). The Biome Loan matures December 9, 2023 unless extended through mutual agreement by both parties.

Based on the Biome Term Sheet, the Obligors are required to make a payment to MYM on December 31, 2022. The value of the payment on December 31, 2022 will depend on the volume weighted average price (the “VWAP”) of the Company’s common shares during the final ten trading days of November 2022. The repayment will be 5% or 10% of the total Indebtedness, depending on the VWAP over that period of time.

On October 4, 2022, a loan amendment agreement (“Settlement Agreement”) was executed in line with the terms noted in the Biome Term Sheet.

The Obligors did not make payment to MYM on December 31, 2022 as required under the Biome Settlement Agreement and the parties are discussing modifications to the Settlement Agreement.

As a result of the Settlement Agreement, the Biome Loan was considered extinguished under IFRS 9 Financial Instruments and a gain of $239 was recognized during 2022. As of November 7, 2022 the Biome Loan is deconsolidated as part of the deconsolidation of Trichome.

NASDAQ Compliance Notice and Common Share Consolidation

In order to maintain the listing of the Common Shares on the Nasdaq, the Company must comply with Nasdaq’s continued listing requirements which require, amongst other things, that the Common Shares maintain a minimum bid price of at least US$1.00 per share (the “Minimum Share Price Listing Requirement”)

On July 13, 2022, the Company received written notification from Nasdaq (the “Notification Letter”) that the closing bid price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive business days, with the result that the Company was not in compliance with the Minimum Share Price Listing Requirement. The Notification Letter provided that the Company had until January 9, 2023, being 180 calendar days following receipt of such notice to regain compliance with the Minimum Share Price Listing Requirement.

On October 20, 2022, the Company obtained shareholder approval for the consolidation of the Common Shares on the basis of one (1) post-consolidation Common Share for each ten (10) pre-consolidation Common Shares (the “Consolidation”) at the Company’s annual and special meeting of shareholders held on October 20, 2022.

On November 17, 2022, the Consolidation was effected and the Company regained compliance with the Minimum Share Price Listing Requirement on December 5, 2022. Following the Consolidation (or reverse split), the Common Shares continued to trade on Nasdaq under the symbol “IMCC”.

Canadian Restructuring

On August 5, 2022, the Company commenced a restructuring plan in Canada through which it is taking a disciplined approach to spending and implementing cost efficiencies (the “Canadian Restructuring”). The Company entered into an agreement to sell all the issued and outstanding shares of Sublime on an “as is, where is” basis to a group of purchasers that included current and former members of the Sublime management team for aggregate proceeds of approximately $100 less working capital adjustments, for a final net purchase price of $89 (the “Sublime Transaction”). The Sublime Transaction included the sale of Sublime’s lease obligation of the approximately 930 square metre cultivation and storage facility and Sublime’s related operations.

The Canadian Restructuring also included halting cultivation at the facility operated by Highland in Antigonish, Nova Scotia, which continues to be used for packaging and storage, and a workforce reduction throughout its Canadian operations.

On November 7, 2022, in connection with the Company’s efforts to achieve operational efficiencies, the Company announced that it is pivoting its focus and resources on growth in its highest value markets in Israel and Germany while also commencing its exit from the Canadian cannabis market as part of the Canadian Restructuring. With this move, the Company aims for a leaner organization with a primary focus on achieving profitability in 2023.

The Canadian operations are held through the Trichome Group and being orderly wound-down under CCAA pursuant to an initial order of the Court issued on November 7, 2022 (as amended and restated by an order made by the Court on November 17, 2022, the “Initial Order”). The Initial Order includes a broad stay (as extended from time to time, the “Stay”) of all proceedings against the Trichome Group and its assets. Pursuant to the Initial Order, KSV Restructuring Inc. was appointed as monitor (the “Monitor”) in the CCAA Proceedings.

In connection with the CCAA Proceedings, TJAC, as borrower (the “Borrower”), the remaining members of the Trichome Group, as guarantors and Cortland Credit Lending Corporation, as agent for and on behalf of itself and certain lenders (the “DIP Lender”), entered into a debtor-in-possession facility agreement dated November 6, 2022 (as amended, the “DIP Agreement”). Pursuant to the DIP Agreement, the DIP Lender has agreed to provide a super-priority interim revolving credit facility (subject to certain mandatory repayment provisions) to the Borrower (the “DIP Facility”). In accordance with the DIP Agreement, the DIP Facility is to be used during the CCAA Proceedings by the Borrower to fund its working capital needs. The DIP Facility is subject to customary covenants, conditions precedent, and representations and warranties made by the Trichome Group to the DIP Lender. The current DIP Lender’s charge approved by the Court is up to the maximum amount of $4,875.

On January 9, 2023, the Court issued an order in the CCAA Proceedings in respect of a motion brought by the Trichome Group to approve, among other things: a sale and investment solicitation process (the “SISP”) in respect of the business and assets of the Trichome Group; and a stalking horse share purchase agreement (the “Stalking Horse Purchase Agreement”) between the Trichome Group and L5 Capital Inc. (“L5”) dated December 12, 2022. The SISP established a process to solicit interest for investments in, or the sale of any or all of the, Trichome Group’s business and assets.

On February 22, 2023, the Monitor issued a report (the “Monitor’s Third Report”) in the CCAA Proceedings advising, among other things, that (i) no qualified bids were received pursuant to the SISP, (ii) L5 informed the Trichome Group that it would not be completing the transaction contemplated by the Stalking Horse Purchase Agreement and, as a result, the Trichome Group terminated the Stalking Horse Purchase Agreement, and (iii) the Monitor continues to market for sale the Trichome Group’s business and assets, including the brands and other intellectual property owned by the Trichome Group.

The Monitor’s Third Report also reported on the financial situation of the Trichome Group advising that due to the Trichome Group’s financial performance and the termination of the Stalking Horse Purchase Agreement, the DIP Lender informed the Trichome Group that the DIP Lender would only fund expenses required for a wind-down of the Trichome Group’s business and as such, the Trichome Group will not have the ability to pay unpaid payables that are not required to be paid in connection with the wind-down. The Trichome Group has advised that it will not purchase additional goods or services without the prior consent of the Monitor.

Most recently, on March 9, 2023, the Court issued an order extending the Stay until April 21, 2023 in order to allow the Trichome Group to complete the orderly wound-down of its operations.

Non-brokered Private Placement of Common Shares

On August 19, 2022, the Company announced a non-brokered private placement offering of Common Shares (the “2022 Private Placement”) for aggregate gross proceeds of up to US$5,000 led by the Company’s management and executive team.

On August 24, 2022, the Company announced that it closed the first tranche of the 2022 Private Placement, consisting of 488,749 Common Shares at a price of US$5.00 per Common Share for aggregate proceeds of approximately US$2,444. Certain insiders of the Company, including its Chief Executive Officer (“CEO”) and Director and Chief Financial Officer (“CFO”), among others, subscribed for an aggregate of 156,349 Common Shares in the first tranche of the 2022 Private Placement for aggregate proceeds of approximately US$782. On October 6, 2022, the Company announced that it closed the second tranche of the 2022 Private Placement of 111,250 Common Shares at a price of US$5.00 per Common Share for aggregate proceeds of approximately US$556, increasing the total amount raised from the 2022 Private Placement to approximately US$3,000. Marc Lustig, Executive Chairman and Director of the Company, subscribed for 111,250 Common Shares in the second tranche for aggregate proceeds of US$556.

Changes to the Board

On September 13, 2022, the Company announced that Einat Zakariya and Moti Marcus were appointed to the Board. Einat Zakariya and Moti Marcus replaced Vivian Bercovici and Haleli Barath, who resigned to pursue other opportunities.

Einat Zakariya is the current CEO and partner of LIV collection, a brand subsidiary of Ewave Holdings Ltd., and CEO and Partner of Ewave Nadlan International Investments Ltd. Ms. Zakariya has proven expertise in the real-estate industry and brings vast experience in CEO roles as well as strategic consulting, marketing, advertising, and sales. She previously sat on the boards of several major organizations.

Moti Marcus is the current CEO of Packer Quality Materials, one of the largest companies in Israel for the sale and processing of special and unique metals. Mr. Marcus has a strong track record in CFO roles, management, and mergers and acquisitions. He has served on the boards of several institutions and is a member of the Israel Ministry of Finance “Team of Select Directors.”

The Company and SNDL Inc. Export to Israel

On September 15, 2022, the Company and SNDL Inc. (“SNDL”) announced that SNDL completed its initial international export of approximately 167 kilograms of premium dried flower from Canada to Israel as part of its total commitment with the Company. SNDL and the Company have agreed to the aggregate export of 1,000 kilograms of high-quality dried flower products for processing and distribution in the Israeli medical cannabis market, according to the terms and conditions of the agreement between the parties.

Loan from ADI

On October 11, 2022, IMC Holdings entered into a loan agreement with A.D.I. Car Alarms Stereo Systems Ltd (“ADI” and the “ADI Agreement”), to borrow a principal amount of NIS 10,500 (approximately $[4,045]) at an annual interest of 15% (the “ADI Loan”), which is to be repaid within 12 months of the date of the ADI Agreement. The ADI Loan is secured by a second rank land charge on the Logistics Center of Adjupharm. In addition, CEO and Director of the Company, provided a personal guarantee to ADI should the security not be sufficient to cover the repayment of the ADI Loan.

Launch of BLKMKT™ Brand in Israeli Medical Cannabis Market

On October 12, 2022, the Company and Avant Brands Inc. (“Avant”) announced the signing of an international trademark licensing agreement (the “Licensing Agreement”) granting the Company the exclusive right to launch the BLKMKT™ brand in the Israeli medical cannabis market. Under the terms of the Licensing Agreement, a subsidiary of Avant will license the Company’s premium- cannabis flagship BLKMKT™ brand to an Israeli subsidiary of the Company for use on the Company’s medical cannabis product packaging. All such packaging will contain cannabis cultivated exclusively by Avant, and sold to the Company’s affiliates. The integration of unique and exclusive varieties of the high-quality BLKMKT™ brand into the Company’s current premium product portfolio will serve to bolster the cooperative and synergistic partnership forged between the Avant and the Company over the past two years. The Licensing Agreement signals the Company’s commitment to implementing a premium strategy and acts as another step to establish the Company’s leadership of the ultra-premium segment in Israel.

Annual General and Special Meeting

On October 20, 2022, the Company held an annual and special meeting at which time all matters put to shareholders were approved including, but not limited to, the election of directors to the Board, appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global as auditor of the Company, the adoption of new modernized articles of the Company, and the approval of the Consolidation, to be effected as and when determined by the Board. On November 17, 2022, the Consolidation was effected.

Loan to Telecana

On November 29, 2022, the Company’s subsidiary, IMC Holdings entered into a convertible loan agreement (the “Telecana Loan Agreement”) with Telecana Ltd. (“Telecana”) and the sole shareholder of Telecana, whereby IMC Holdings will loan NIS 1,545 (approximately $[595]) to Telecana according to the following advance schedule: NIS 45 on January 15, 2023; NIS 250 on January 31, 2023; NIS 500 on February 28, 2023; NIS 500 on April 5, 2023; and NIS 250 on May 5, 2023. Telecana is in the advanced stages of opening a pharmacy, and intends to apply to the IMCA for a license to dispense medical cannabis products. Pursuant to the Telecana Loan Agreement, the loan can be converted into 51% of the share capital of Telecana at any time at the sole discretion of IMC Holdings.

SUBSEQUENT EVENTS

LIFE Offering

In January and February of 2023, the Company issued an aggregate of issued 2,828,248 units of the Company (each a “Unit”) at a price of US$1.25 per Unit for aggregate gross proceeds of US$3,535 in a series of closings pursuant to a non-brokered private placement offering to purchasers resident in Canada (except the Province of Quebec) and/or other qualifying jurisdictions relying on the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). Each Unit consisted of one Common Share and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue.

In addition, a non-independent director of the Company subscribed for an aggregate of 131,700 Units under the LIFE Offering at an aggregate subscription price of US$165. The director's subscription price was satisfied by the settlement of US$165 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company.

Concurrent Offering

Concurrent with the LIFE Offering, the Company issued an aggregate of 2,317,171 Units on a non-brokered private placement basis at a price of US$1.25 per Unit for aggregate gross proceeds of US$2,896 (the “Concurrent Offering”). The Concurrent Offering was led by insiders of the Company. The Units offered under the Concurrent Offering were offered for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada pursuant to available prospectus exemptions other than for the LIFE Offering exemption.

All Units issued under the Concurrent Offering were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

Panaxia Transaction Update

On February 13, 2023, the Company announced that it reached an agreement, together with Panaxia, to terminate the option that the Company had, under the Panaxia Transaction, to acquire a pharmacy licensed to dispense and sell medical cannabis to patients, for no additional consideration. Under the agreement, the Company will not be required to make the fifth installment of approximately $262 of Common Shares owed by the Company to Panaxia under the Panaxia Transaction and will receive an agreed compensation amount of approximately $95 from Panaxia to be paid by Panaxia in services and cannabis inflorescence in accordance with the terms as agreed by the parties.

The consideration payable by the Company under the Panaxia Transaction was NIS 18,700 (approximately $7,200), comprised of $2,900 in cash, payable in two installments, and $4,300 in Common Shares, payable in five installments. To date, the Company preformed four installments as was previously announced on August 9, 2021, September 8, 2021, October 20, 2021, and November 18, 2021, respectively.

Restructuring

On March 8, 2023, subsequent to the reporting period, the Company announced its strategy plan in Israel in order to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. The Company expects to reduce its workforce in Israel by 20%-25% across all functions (including executives). All actions associated with the workforce reduction are expected to be substantially complete by mid-2023, subject to applicable Israeli law.

REVIEW OF FINANCIAL PERFORMANCE

FINANCIAL HIGHLIGHTS

Below is the analysis of the changes that occurred for the year and three months ended December 31, 2022, with further commentary provided below.

	For the year ended December 31		For the three months ended December 31
	2022	2021	2022	2021
Net Revenues*	$54,335	$34,053	$14,461	$9,912
Gross profit before fair value impacts in cost of sales*	$11,291	$8,595	$2,791	$1,080
Gross margin before fair value impacts in cost of sales (%)*	21%	25%	19%	11%
Operating Loss*	$(30,791)	$(23,035)	$(10,708)	$(8,741)
Net loss*	$(24,922)	$(664)	$(9,650)	$(8,360)
Loss per share attributable to equity holders of the Company – Basic (in CAD)*	$(3.13)	$0.02	$(1.32)	$(0.19)
Loss per share attributable to equity holders of the Company - Diluted (in CAD)*	$(3.81)	$(3.62)	$(1.28)	$(0.19)

	For the year ended December 31		For the three months ended December 31
	2022	2021	2022	2021
Average net selling price of dried flower (per Gram)*	$7.12	$6.18	$5.19	$6.87
Quantity harvested and trimmed (in Kilograms1)*	-	1,935	-	947
Quantity of dried flower sold (in Kilograms2)*	6,794	4,278	2,334	1,220

* From continuing operations

Notes:
1.	Including other cannabis products such as Concentrates, Kief, Hash and Pre-rolls.
2.	Harvested flowers, after trimming and ready for manufacturing.

The Overview of Financial Performance includes reference to “Gross Margin”, which is a non-IFRS financial measure that the Company defines as the difference between revenue and cost of revenues divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. For more information on non-IFRS financial measures, see the “Non-IFRS Financial Measures” and “Metrics and Non-IFRS Financial Measures” sections of the MD&A.

OPERATIONAL RESULTS

In each of the markets in which the Company operates, the Company must navigate evolving customer and patient trends in order to continue to be competitive with other suppliers of medical cannabis products.

The Company believes that there are several key factors creating tailwinds to facilitate further industry growth. In Israel, the number of licensed medical patients continues to increase and currently stands at 123,722 as of February 2023. This figure is expected to continue growing in the coming years and may further benefit from regulatory change liberalizing the cannabis market in Israel. Moreover, the acquisitions of the Israeli Pharmacies positions IM Cannabis as a large distributor of medical cannabis in Israel. As the Israeli cannabis market has become increasingly competitive, the ability to import premium cannabis from Canada is a key determinant of the Company’s success in Israel.

The German medical cannabis market has been slower to develop due to the difficulty in medical patients accessing prescriptions and insurance reimbursements. The Company has, however, seen an increase in the number of patients paying out-of-pocket for medical cannabis products in Germany, which the Company believes is supportive of its business plan as it relies less on the need for patient’s insurance coverage for re-imbursement.

The newly elected coalition government in Germany has endorsed the legalization of adult-use cannabis. While no specific legislation has yet been tabled and any implementation is expected to take time, the Company believes that Germany has the potential to be the second largest federally legal, adult-use market in the world.

The Company’s outlook in Germany is further supported by its focus on the cultivation and distribution of premium and ultra-premium cannabis products exclusively, which the Company believes to be in the greatest demand in all of its markets. In comparison to other markets, the Company faces less competition in Germany and therefore is less likely to face significant price competition.

The Company is focusing its resources on reinforcing and further pursuing growth opportunities in Israel, Germany and Europe, implementing a leaner organization strategy with the primary focus on achieving profitability in 2023.

REVENUES AND GROSS MARGINS

REVENUES

The revenues of the Group from continuing operations are primarily generated from sales of medical cannabis products to customers in Israel and Germany. The reportable geographical segments in which the Company operates are Israel and Germany.

For the year ended December 31:

	Israel		Germany		Adjustments		Total
	2022	2021	2022	2021	2022	2021	2022	2021
Revenues	$50,500	$25,431	$3,835	$8,622	$-	$-	$54,335	$34,053
Segment income (loss)	$(23,606)	$(10,653)	$(3,225)	$(5,142)	$-	$-	$(26,831)	$(15,795)
Unallocated corporate expenses	$-	$-	$-	$-	$(3,960)	$(7,240)	$(3,960)	$(7,240)
Total operating (loss) income	$(23,606)	$(10,653)	$(3,225)	$(5,142)	$(3,960)	$(7,240)	$(30,791)	$(23,035)
Depreciation, amortization & impairment	$6,747	$1,424	$200	$701	$-	$-	$6,947	$2,125

For the three months ended December 31:

	Israel		Germany		Adjustments		Total
	2022	2021	2022	2021	2022	2021	2022	2021
Revenues	$13,136	$8,472	$1,325	$1,440	$-	$-	$14,461	$9,912
Segment income (loss)	$(10,280)	$(4,425)	$(517)	$(2,738)	$-	$-	$(10,797)	$(7,163)
Unallocated corporate income (expenses)	$-	$-	$-	$-	$90	$(1,578)	$90	$(1,578)
Total operating (loss) income	$(10,280)	$(4,425)	$(517)	$(2,738)	$90	$(1,578)	$(10,707)	$(8,741)
Depreciation, amortization & impairment	$4,957	$(1,217)	$48	$635	$-	$-	$5,005	$(582)

The consolidated revenues of the Group from continuing operations for the year ended December 31, 2022, were attributed to the sale of medical cannabis products in Israel and Germany.

●
Revenues from continuing operations for the year ended December 31, 2022 and 2021 were $54,335 and $34,053, respectively, representing an increase of $20,282 or 60%. Revenues for the three months ended December 31, 2022, and 2021 were $14,461 and $9,912, respectively, representing an increase of $4,549 or 46%. The increase in revenues is primarily attributed to the increase in the quantity of medical cannabis products sold, as well as from the higher average selling price per gram the Company realized from its portfolio of premium branded cannabis products in Israel. Additional increases were derived from the Company’s organic growth and related synergies in the areas where it operates.

●
Revenues from the Israeli operation were attributed to the sale of medical cannabis through the Company’s agreement with Focus Medical and the revenues from the Israeli Pharmacies the Company owns, mostly from cannabis products.

●	In Germany, Company revenues were attributed to the sale of medical cannabis through Adjupharm.
●
Total dried flower sold for the year ended December 31, 2022, was 6,794kg at an average selling price of $7.12 per gram compared to 4,278kg for the same period in 2021 at an average selling price of $6.18 per gram, mainly attributable to the higher average selling price per gram the Company recognized through the acquisition of the Israeli Pharmacies. Total dried flower sold for the three months ended December 31, 2022, was 2,334kg at an average selling price of $5.19 per gram compared to 1,220kg for the three months ended December 31, 2021, at an average selling price of $6.87 per gram.

COST OF REVENUES

Cost of revenues is comprised of purchase of raw materials and finished goods, cultivation costs, utilities, salary expenses and import costs, production costs, product laboratory testing, shipping and sales related costs. At harvest, the biological assets are transferred to inventory at their fair value which becomes the deemed cost for the inventory. Inventory is later expensed to the cost of sales when sold. Direct production costs are expensed through the cost of sales.

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy. The inputs and assumptions used in determining the fair value of biological assets include:

1.	Selling price per gram - calculated as the weighted average historical selling price for all strains of cannabis sold by the Group, which is expected to approximate future selling prices.

2.
Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials, depreciation and labor as well as labelling and packaging costs.

3.	Attrition rate - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.

4.	Average yield per plant - represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.

5.
Stage of growth - represents the weighted average number of weeks out of the average weeks growing cycle that biological assets have reached as of the measurement date. The growing cycle is approximately 12 weeks.

The following table quantifies each significant unobservable input, and also provides the impact that a 10% increase/decrease in each input would have on the fair value of biological assets grown by the Company:

			10% change as of
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	In CAD		In Thousands of CAD
Average selling price per gram of dried cannabis	$3.21	$3.64	$60	$296
Average post-harvest costs per gram of dried cannabis	$0.75	$1.16	$17	$140
Attrition rate	51%	27%	44%	100%
Average yield per plant (in grams)	38	47	42	228
Average stage of growth	82%	47%	39%	212%

The cost of revenues from continuing operations for the year ended December 31, 2022 and 2021 were $43,044 and $25,458, respectively, representing an increase of $17,586 or 69%. Cost of revenues for the three months ended December 31, 2022 and 2021 were $11,670 and $8,832, respectively, representing an increase of $2,838 or 32%.

GROSS PROFIT

The Company’s formula for calculating gross profit includes:

●	production costs (current period costs that are directly attributable to the cannabis growing and harvesting process);

●	materials and finished goods purchase costs;

●	a fair value adjustment on sale of inventory (the change in fair value associated with biological assets that were transferred to inventory upon harvest); and

●	a fair value adjustment on growth of biological assets (the estimated fair value less cost to sell of biological assets as at the reporting date).

Gross profit also includes the net change in fair value of biological assets, inventory expensed and production costs. Biological assets consist of cannabis plants at various after-harvest stages which are recorded at fair value less costs to sell after harvest.

Gross profit from continuing operations for the year ended December 31, 2022, and 2021 was $9,162 and $6,333, respectively, representing an increase of $2,829 or 45%. For the three months ended December 31, 2022, and 2021 gross profit was $2,603 and $979, respectively, representing an increase of $1,624 or 166%.

Gross profit included losses from unrealized changes in fair value of biological assets and realized fair value adjustments on inventory sold of $(2,129) and $(2,262) for the year ended December 31, 2022, and 2021, respectively. Losses from unrealized changes in fair value of biological assets and realized fair value adjustments on inventory sold for the three months ended December 31, 2022, and 2021 were $(188) and $(101), respectively. Fair value adjustments were impacted primarily due to lower valuation to unrealized biological assets during the year ended December 31, 2022.

In the year ended December 31, 2022, the impact of global inflation on the Company resulted in higher than usual operating costs, and in particular higher costs of raw materials, shipping and transport services and the cost of hiring skilled labor to ensure the Company remains on track with scheduled manufacturing and regulatory milestones. There is no assurance that inflation will not continue to have similar impacts on the Company’s operations in the first quarters of 2023.

EXPENSES

GENERAL AND ADMINISTRATIVE

General and administrative expenses from continuing operations for the year ended December 31, 2022, and 2021 were $21,460 and $17,221, respectively, representing an increase of $4,239 or 25%. For the three months ended December 31, 2022, and 2021, general and administrative expenses were $9,790 and $5,377, respectively, representing an increase of $4,413 or 82%.

The increase in the general and administrative expense is attributable mainly to a full year consolidation of the previously acquired Israeli entities that were not fully consolidated in 2021, as well as non-recurring costs related to fair value adjustment of Company’s purchase option of a pharmacy. The general and administrative expenses are comprised mainly from salaries to employees in the amount of $4,027, professional fees in the amount of $4,689, depreciation and amortization in the amount of $819, insurance costs in the amount of $1,566, and other general and administration costs in the amount of $10,358 comprised mainly of non-recurring costs.

SELLING AND MARKETING

Selling and marketing expenses from continuing operations for the year ended December 31, 2022, and 2021 were $11,473 and $6,725, respectively, representing an increase of $4,748 or 71%. For the three months ended December 31, 2022, selling and marketing expenses were $3,094, compared to $2,880 for the three months ended December 31, 2021, representing an increase of $214 or 7%. The increase in the selling and marketing expenses was due mainly to the Company’s increased marketing efforts in Israel, increased distribution expenses relating to the growth in sales, and full year consolidation of entities acquired in 2021. The increase in cost is also partially attributed to the rising distribution costs of the Company’s products.

RESTRUCTURING EXPENSES

On April 6, 2022, Focus Medical announced its decision, from March 30, 2022, to close the Focus Facility in Israel and therefore the Company recorded restructuring expenses related to impairment of property, plant and equipment, biological assets and right of use asset and liabilities, in the total amount of $4,383.

SHARE-BASED COMPENSATION

Share-based compensation expense from continuing operations for the year ended December 31, 2022, and 2021 was $2,637 and $5,422, respectively, representing a decrease $2,785 or 51%. For the three months ended December 31, 2022, and 2021, share-based compensation expense was $428 and $1,467, respectively, representing a decrease of $1,039 or 71%. The decrease for the year ended December 31, 2022, was mainly due to the cancellation of incentive stock options (“Options”) held by employees who no longer worked for the Company as well as to fair value adjustments to options held by Company’s consultants.

FINANCING

Financing income (expense), net, from continuing operations for the year ended December 31, 2022, and 2021 was $4,731 and $22,871, respectively, representing a decrease of $18,140 or 79% in the financing income. For the three months ended December 31, 2022, and 2021, financing income (expense), net was $949 and $675, respectively, representing an increase of $274 or 41%.

The change for the year was mainly due to the updated Company’s warrants valuation that was impacted by the Company’s decreased share price leading to financial income in the amount of $(21,638).

NET INCOME/LOSS

Net loss from continuing operations for the year ended December 31, 2022, and 2021 was $24,922 and $664, respectively, representing a net loss increase of $24,258 or 3,653%. For the three months ended December 31, 2022, and 2021, Net loss was $9,651 and $8,360 respectively, representing a net loss increase of $1,291 or 15%. The net loss increase related to factors impacting net income from operations described above, and financing income driven by revaluation of warrants and other financial instruments in the amount of $6,001 which were recorded against liability on the grant day and were re-evaluated at December 31, 2022 through profit or loss.

NET INCOME (LOSS) PER SHARE BASIC AND DILUTED

Basic loss per share is calculated by dividing the net profit attributable to holders of Common Shares by the weighted average number of Common Shares outstanding during the period. Diluted profit per Common Share is calculated by adjusting the earnings and number of Common Shares for the effects of dilutive warrants and other potentially dilutive securities. The weighted average number of Common Shares used as the denominator in calculating diluted profit per Common Share excludes unissued Common Shares related to Options as they are antidilutive. Basic Income (Loss) per Common Share from continuing operations for the year ended December 31, 2022, and 2021 were $(3.13) and $0.02 per Common Share, respectively. For the three months ended December 31, 2022, and 2021 were $(1.32) and $(0.19), respectively.

Diluted Income (Loss) per Common Share from continuing operations for the year ended December 31, 2022 and 2021 were $(3.81) and $(3.62) per Common Share, respectively. Diluted Income (Loss) per Common Share for the three months ended December 31, 2022, and 2021 were $(1.28) and $(0.19), respectively.

TOTAL ASSETS

Total assets as at December 31, 2022 were $60,676, compared to $287,388 as at December 31, 2021, representing a decrease of $226,712 or 79%. This decrease was primarily due to the goodwill impairment of Trichome in the amount of $107,854, the deconsolidation of Trichome that led to reduction of Intangible assets, right-of-use assets, property plant and equipment, and inventory, in the amounts of approximately $10,999, $17,157, $14,645 and $7,228, respectively, and impairment of purchase option of pharmacy in the amount of $4,236. Additional decrease is attributed to the closure of the Focus Facility in the amount of $4,383 and also by the effect of translation of items denominated in NIS in the Company’s balance sheet.

INTANGIBLE ASSETS

On March 18, 2021, the transaction with Trichome and certain of its subsidiaries was completed whereby the Company acquired all of the issued and outstanding securities of Trichome for a total Common Share consideration valued at approximately $99,028 (“Trichome Transaction”). Upon completion of the Trichome Transaction, the businesses of IM Cannabis and Trichome have been combined.

●
Through the Trichome Transaction, the Company recognized goodwill of approximately $67,269 and intangible assets, primarily attributed to the cultivation license, worth approximately $6,458 (based on a preliminary purchase price allocation). The goodwill arising on acquisition was attributed to the expected benefits from the synergies of the combination of the activities of the Company and Trichome, as well as value attributed to the assembled workforce, which was included in goodwill. The goodwill recognized was not expected to be deductible for income tax purposes. The Canadian Restructuring and commencement of an exit from the Canadian market, which was announced on November 7, 2022, resulted in indicators of impairment under IAS 36. These indicators of impairment led to an impairment analysis, in which it was concluded that a write-down was required. In Q3 2022, an impairment loss of $67,171 was recorded for the goodwill initially recognized through the Trichome Transaction.

●
The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination according to a provisional measurement. The purchase consideration and the fair value of the acquired assets and liabilities may be adjusted within 12 months from the acquisition date. At the date of final measurement, adjustments are generally made by restating comparative information previously determined provisionally. As of the date of the Annual Financial Statements, a final valuation for the fair value of the identifiable assets acquired and liabilities assumed by an external valuation specialist had been obtained.

●
On July 9, 2021, the Company completed the MYM Transaction. As a result, the Company recognized goodwill of approximately $39,932 and intangible assets consisting of brand name and customer relationships worth approximately $17,200 (based on a preliminary purchase price allocation study). The goodwill arising on acquisition was attributed to the expected benefits from the synergies of the combination of the activities of the Company and MYM, as well as value attributed to the assembled workforce, which was included in goodwill. The goodwill recognized was not expected to be deductible for income tax purposes. As part of the closure of the Sublime Transaction the Company recorded an impairment loss for the intangible assets in the amount of $1,581.

●
The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination according to a provisional measurement. The purchase consideration and the fair value of the acquired assets and liabilities may be adjusted within 12 months from the acquisition date. At the date of final measurement, adjustments are generally made by restating comparative information previously determined provisionally. As of the date of the Annual Financial Statements, a final valuation for the fair value of the identifiable assets acquired and liabilities assumed by an external valuation specialist had been obtained.

Furthermore, similar to the impairment loss recorded in Q3 2022 on the goodwill acquired via the Trichome Transaction, the Company also recorded an impairment loss of $40,592 on the goodwill generated through the MYM Transaction. This too was a result of the Canadian Restructuring and expected exit of the Canadian market.

INVESTMENT IN XINTEZA

On December 26, 2019, IMC Holdings entered into a share purchase agreement with Xinteza API Ltd. (“Xinteza”), a company with a unique biosynthesis technology, whereby the Company acquired, on an as-converted and fully diluted basis, 25.37% of Xinteza’s outstanding share capital, for consideration of US$1,700 (approximately $2,165 as of December 31, 2021) paid in several installments (the “Xinteza SPA”). As of December 31, 2022, the Company has paid all outstanding installments pertaining to the Xinteza SPA and currently holds 23.35% of the outstanding share capital of Xinteza on an as-converted and fully diluted basis. On February 24, 2022, IMC Holdings entered into a simple agreement for future equity with Xinteza, under which IMC Holdings paid US$100 (approximately $125), in exchange for the right to certain shares of Xinteza.

TOTAL LIABILITIES

Total liabilities as of December 31, 2022, were $36,879, compared to $82,443 at December 31, 2021, representing an decrease of $45,564 or 55%. The decrease was mainly due to the deconsolidation of Trichome that led to reduction of liabilities in the amount of $53,515, a decrease of $3,605 in purchase consideration payable, offset by an increase in trade payables in the amount of $5,990 and offset by an increase in bank loans of $8,428.

LIQUIDITY AND CAPITAL RESOURCES

For the twelve months ended December 31, 2022, the Company recorded revenues of $54,335. In addition, Company collected $333 in proceeds from the exercises of Options.

The Company can face liquidity fluctuations from time to time, resulting from delays in sales and slow inventory movements.

In January 2022, Focus entered the Mizrahi Facility. The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15 million (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis. The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5% (6.25% per annum as of December 31, 2022). As of December 31, 2022, Focus did not meet certain covenants under the Mizrahi Facility. The Company's CEO and director, provided to the bank a personal guarantee in the amount of the outstanding borrowed amount, allowing the Mizrahi Facility to remain effective. As of December 31, 2022 Focus withdrew $5,084.

On August 24, 2022, the Company announced that it closed the first tranche of the 2022 Private Placement, consisting of 488,749 Common Shares at a price of US$5.00 per Common Share for aggregate proceeds of approximately US$2,444.

On October 5, 2022, the Company announced that it closed the second tranche of the 2022 Private Placement, consisting of 111,250 Common Shares at a price of US$5.00 per Common Share for aggregate proceeds of approximately US$556 and increasing the total amount raised from the Private Placement to US$3,000.

Between January 16, 2023 to February 16, 2023, the Company completed the LIFE Offering, comprised of an aggregate of 2,828,248 Units issued and sold under the Life Offering for an aggregate gross proceeds of US$3,535, such amount exclusive of 131,700 Units issued to a director of the Company as part of the LIFE Offering whose subscription price was satisfied by the settlement of US$164 in debt owed by the Company to the director.

Concurrently, the Company completed the Concurrent Offering, comprised of an aggregate of 2,317,171 Units issued and sold under the Concurrent Offering for an aggregate gross proceeds of US$2,896.

As of December 31, 2022, the Group's cash and cash equivalents totaled $2,449 and the Group's working capital deficit from continuing operations (current assets less current liabilities) amounted to ($1,147). In the year ended December 31, 2022, the Group had an operating loss from continuing operation of ($30,791) and negative cash flows from continuing operating activities of ($12,340).

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022. The Company’s board of directors approved a cost saving plan, implemented in whole or in part, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinuing operation of loss-making activities, reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Annual Financial Statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

As of December 31, 2022, the Group’s financial liabilities consisted of accounts payable which have contractual maturity dates within one year. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group’s working capital position on December 31, 2022, management considers liquidity risk to be moderate.

As of December 31, 2022, the Group has identified the following liquidity risks related to financial liabilities (undiscounted):

	Less than one year	1 to 5 years	6 to 10 years	> 10 years
Contractual Obligations	$10,168	$2,229	$598	-

The maturity profile of the Company’s other financial liabilities (trade payables, other account payable and accrued expenses, and warrants) as of December 31, 2022, are less than one year.

	Payments Due by Period
Contractual Obligations	Total	Less than one year	1 to 3 years	4 to 5 years	After 5 years
Debt	$9,645	$9,246	$399	$-	$-
Finance Lease Obligations	$3,350	$922	$1,110	$720	$598
Total Contractual Obligations	$12,995	$10,168	$1,509	$720	$598

The Annual Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Annual Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value 12,846,645 of which were issued and outstanding as at the date hereof. The Common Shares confer upon their holders the right to participate in the general meeting with each Common Share carrying the right to one vote on all matters. The Common Shares also allow holders to receive dividends if and when declared and to participate in the distribution of surplus assets in the case of liquidation of the Company.

OTHER SECURITIES

As of December 31, 2022, the Company also has the following outstanding securities which are convertible into, or exercisable or exchangeable for, voting or equity securities of the Company: 446,920 Options, 55,000 restricted share units and 38,491 2019 Broker Compensation Options (as defined below), 304,348 2021 Offered Warrants (as defined below).

FINANCIAL BACKGROUND

On October 11, 2019, the Company completed the Reverse Takeover Transaction, effected by way of a “triangular merger” between the Company, IMC Holdings and a wholly owned subsidiary of the Company pursuant to Israeli statutory law.

In connection with the Reverse Takeover Transaction, the Company completed a private placement offering of 19,460,527 subscription receipts (each a “Subscription Receipt”) on a pre-2021 Share Consolidation basis (as defined below) of a wholly owned subsidiary of the Company at a price of $1.05 per Subscription Receipt for aggregate gross proceeds of $20,433. Upon completion of the Reverse Takeover Transaction, each Subscription Receipt was exchanged for one unit comprised of one (1) common share and one-half of one (1/2) warrant (each whole warrant, a “2019 Listed Warrant”). Each 2019 Listed Warrant was exercisable for one Common Share at an exercise price of $1.30 until October 11, 2021. A total of 9,730,258 2019 Listed Warrants were issued and listed for trading on the CSE under the ticker “IMCC.WT”. The 2019 Listed Warrants expired on October 11, 2021.

The Company also issued to the agent who acted on its behalf in connection with the Reverse Takeover Transaction, a total of 1,199,326 2019 Broker Compensation Options (the “2019 Broker Compensation Options”). Following the 2021 Share Consolidation, the 2019 Broker Compensation Options were adjusted to require four 2019 Broker Compensation Options to be exercised for one underlying unit at an adjusted exercise price of $4.20, with each unit exercisable into one Common Share and one-half of one Common Share purchase warrant (the “2019 Unlisted Warrants”). Following the 2021 Share Consolidation, the 2019 Unlisted Warrants were adjusted to require four 2019 Unlisted Warrants to be exercised for one Common Share at an adjusted exercise price of $5.20. The 2019 Broker Compensation Options and the 2019 Unlisted Warrants expired on August 2022.

On February 12, 2021, the Company consolidated all of its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for each four (4) pre-consolidation Common Shares (the “2021 Share Consolidation”) to meet the NASDAQ minimum share price requirement.

On November 17, 2022, the Company completed a second share consolidation (the “2022 Share Consolidation”) by consolidating all its issued and outstanding Common Shares on the basis of one (1) post-Consolidation Common Share for each ten (10) pre-Consolidation Common Shares.

On May 7, 2021, the Company completed an offering (the “2021 Offering”) for a total of 6,086,956 Common Shares and 3,043,478 Common Share purchase warrants (the “2021 Offered Warrants”). Following the 2022 Share Consolidation , the 2021 Offered Warrant were adjusted to require the (10) 2021 Offered Warrant to be exercised for one (1) Common Share at an adjusted exercise price of US$72 for a term of 5 years from the date of closing of the 2021 Offering.

The Company also issued a total of 182,609 broker compensation options (the “2021 Broker Compensation Options”) to the agents who acted on its behalf in connection with the 2021 Offering. Following the 2022 Share Consolidation, the 2021 Broker Compensation Option were adjusted to require the (10) 2021 Broker Compensation Options for one (1) Common Share at an adjusted exercise price of US$66.1, at any time following November 5, 2021 until November 5, 2024. There are 182,609 2021 Broker Compensation Options outstanding.

For the year ended December 31, 2022 and 2021, the Company recognized a revaluation gain (loss) of $nil and $15,928, respectively. For the three months ended December 31, 2022 and 2021, the Company recognized a revaluation gain (loss) of $nil and $72 in the consolidated statement of profit or loss and other comprehensive income, in which the unrealized gain is included in finance income (expense).

As of December 31, 2022, and 2021, there were 304,348 and 304,348 2021 Offered Warrants outstanding, respectively, re-measured by the Company, using the Black-Scholes pricing model, in the amount of $8 and $6,022, respectively. For the year ended December 31, 2022, and 2021, the Company recognized a revaluation gain (loss) in the consolidated statement of profit or loss and other comprehensive income, of $6,015 and ($5,810), in which the unrealized gain is included in finance income (expense). For the three months ended December 31, 2022, and 2021, the Company recognized a revaluation gain (loss) in the consolidated statement of profit or loss and other comprehensive income, of $109 and ($428), in which the unrealized gain is included in finance income (expense).

OPERATING, FINANCING AND INVESTING ACTIVITIES

The following table highlights the Company’s cash flow activities from continuing operations for the twelve and three months ended December 31, 2022 and 2021:

	For the year ended December 31,		For the three months ended December 31,
Net cash provided by (used in):	2022	2021	2022	2021
Operating activities	$(12,340)	$(23,751)	$(2,317)	$7,513
Investing activities	$(793)	$(7,578)	$(580)	$(6,131)
Financing activities	$6,612	$33,867	$2,668	$(940)
Effect of foreign exchange	$(2,168)	$(329)	$(950)	$(3,687)
Increase (Decrease) in cash	$(8,689)	$2,209	$(1,179)	$(3,245)

Operating activities from continuing operations used cash of $12,340 and $23,751 for the year ended December 31, 2022, and 2021, respectively. For the three months ended December 31, 2022, and 2021, operating activities from continuing operation (used) provided cash of ($2,317) and $7,513, respectively. This variance is primarily due to increase in the business activities of the Company including corporate expenses for salaries, professional fees and marketing expenses in Israel and, Germany and related to the corporate activities in Canada.

Investing activities from continuing operations used cash of $793 and $7,578 for the year ended December 31, 2022, and 2021, respectively. For the three months ended December 31, 2022, and 2021, investing activities from continuing operation used cash of $580 and $6,131, respectively. Decrease derived mainly from seize of acquisitions of businesses in 2022 as well as reduction in Capital expenditures following the closing of the facilities in Israel and Canada.

Financing activities from continuing operations provided cash of $6,612 and $33,867 for the year ended December 31, 2022, and 2021, respectively. For the three months ended December 31, 2022, and 2021, financing activities provided (used) cash of $2,668 and $(940), respectively. During the year ended December 31, 2022, most of the cash was derived from receipt of loans in the amount of $2,510 as well as from the first tranche of the financing in the amount of approximately $2,900 (USD$2,444), offset by payment of lease in the amount of $2,337.

SELECTED ANNUAL INFORMATION – CONTINUING OPERATIONS

For the year ended	December 31, 2022	December 31, 2021	December 31, 2020
Revenues	$54,335	$34,053	$15,890
Net Loss	$(24,922)	$(664)	$(28,734)
Basic net income (Loss) per share:	$(3.13)	$0.02	$(1.86)
Diluted net income (Loss) per share:	$(3.81)	$(3.62)	$(1.86)
Total assets	$60,676	$129,066	$38,116
Total non-current liabilities	$3,060	$21,354	$19,237

SUMMARY OF QUARTERLY RESULTS

For the three months ended	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Revenues	$14,461	$14,170	$12,703	$13,001
Net Loss	$(9,650)	$(4,532)	$(3,736)	$(7,081)
Basic net income (Loss) per share:	$(1.32)	$(0.06)	$(0.27)	$(0.14)
Diluted net loss per share:	$(1.28)	$(0.06)	$(0.30)	$(0.17)
For the three months ended	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Revenues	$9,912	$8,040	$8,591	$7,511
Net income (Loss)	$(8,363)	$828	$1,332	$5,536
Basic net income (Loss) per share:	$(0.19)	$(0.06)	$(0.10)	$(0.11)
Diluted net income (Loss) per share:	$(0.19)	$(0.06)	$(0.22)	$(0.06)

The Company has consistently increased its revenues on a quarterly basis as a result of the Group’s acquisition strategy and its organic growth. While revenues increased, net income (loss) from continuing operations was effected by the Company’s rapid growth which included acquisitions fees, integration costs, costs related to the Company’s listing and offerings and cost of restructurings.

METRICS AND NON-IFRS FINANCIAL MEASURES

This MD&A makes reference to “Gross Margin”, “EBITDA”, and “Adjusted EBITDA”. These financial measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Management defines Gross Margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. Management defines EBITDA as income earned or lost from operations, as reported, before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as EBITDA, adjusted by removing other non-recurring or non-cash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, and revaluation adjustments of financial assets and liabilities measured on a fair value basis. Management believes that Adjusted EBITDA is a useful financial metric to assess its operating performance on a cash adjusted basis before the impact of non-recurring or non-cash items. The closest IFRS metric to EBITDA and Adjusted EBITDA is “operating loss”.

The non-IFRS financial measures can provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. These financial measures are metrics that have been adjusted from the IFRS statements in an effort to provide readers with a normalized metric in making comparisons more meaningful across the cannabis industry. However, other companies in our industry may calculate this measure differently, limiting their usefulness as comparative measures.

Our management also uses these non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. As required by Canadian securities laws, we reconcile these non-IFRS financial measures to the most comparable IFRS measures.

GROSS MARGIN

Year ended	December 31, 2022	December 31, 2021

Net Revenue	$54,335	$34,053
Cost of sales	$43,044	$25,458
Gross profit before FV adjustments	$11,291	$8,595
Gross margin before FV adjustments (Non-IFRS)	21%	25%

Three months ended	December 31, 2022	December 31, 2021

Net Revenue	$14,461	$9,912
Cost of sales	$11,670	$8,832
Gross profit before FV adjustments	$2,791	$1,080
Gross margin before FV adjustments (Non-IFRS)	19%	11%

EBITDA AND ADJUSTED EBITDA FROM CONTINUING OPERATIONS

	For the year ended December 31,		For the three months ended December 31,
	2022	2021	2022	2021
Operating Loss	$(30,791)	$(23,035)	$(10,709)	$(8,741)
Add: Depreciation & Amortization	$2,815	$2,125	$873	$1,022
EBITDA (Non-IFRS)	$(27,976)	$(20,910)	$(9,836)	$(7,719)
Add: IFRS Biological assets fair value adjustments, net (1)	$2,129	$1,448	$188	$(638)
Add: Share-based payments	$2,637	$3,305	$428	$(650)
Add: Costs related to the NASDAQ listing (2)	$-	$1,261	$-	$-
Add: Restructuring cost (3)	$4,383	$-	$-	$-
Add: Other non-recurring costs (4)	$7,336	$570	$7,336	$-
Adjusted EBITDA (Non-IFRS)	$(11,491)	$(14,326)	$(1,884)	$(9,007)

Notes:
1.	Losses from unrealized changes in fair value of biological assets and realized fair value adjustments on inventory. See “Cost of Revenues” section of the MD&A.
2.	Non-recurring professional services associated with the Company’s listing on the Nasdaq.
3.	Costs attributable to the Israel Restructuring and closure of Sde Averaham Farm.
4.	Mainly fair value adjustment of the Company’s purchase option to acquire a pharmacy. See ”Subsequent Events – Panaxia Transaction Update” of the MD&A.

The Company’s Adjusted EBITDA loss for the year ended December 31, 2022, was reduced, and improved primarily due to improved performance of the Company’s general and administrative expenses such as insurance cost reduction, cost efficiencies from synergies and other corporate expenses reduction from continuing operations.

CONTINGENT LIABILITIES AND COMMITMENTS

RENTAL LIABILITIES

The table below summarizes the maturity profile of the Group’s lease liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2022:

	Less than one year	1 to 5 years	6 to 10 years	>10 years
Lease liabilities	$922	$1,830	$598	-

December 31, 2021:

	Less than one year	1 to 5 years	6 to 10 years	>10 years
Lease liabilities	$21,683	$12,236	$15,379	-

The maturity profile of the Company’s other financial liabilities with liquidity risk (trade payables, other account payable and accrued expenses) as of December 31, 2022 and 2021, are less than one year.

LITIGATION AND REGULATORY PROCEEDINGS

CLASS ACTION T.Z. 35676-08-19 TEL AVIV - JAFFA DISTRICT COURTS

On August 19, 2019, a cannabis consumer (the “Applicant”) filed a motion for approval of a class action to Tel Aviv - Jaffa District Court (the “Motion”) against 17 companies (the “Parties”) operating in the field of medical cannabis in Israel, including Focus. The Applicant’s argument is that the Parties did not accurately mark the concentration of active ingredients in their products. The personal suit sum for each class member stands at NIS 15,585 and the total amount of the class action suit is estimated at NIS 685,740,000. On June 2, 2020, the Parties submitted their response to the Motion. The Parties argue in their response that the threshold conditions for approval of a class action were not met, since there is no reasonable possibility that the causes of action in the Motion will be decided in favor of the class group. On July 3, 2020, the Applicant submitted his response to the Parties’ response. On July 5, 2020, the Applicant was absent from the hearing. As a result, on July 23, 2020, the Parties filed an application for a ruling of expenses which received a response from the Applicant on August 12, 2020, asking to decline this request. On September 29, 2020, the court ruled that the Applicant would pay the Parties’ expenses amount of NIS 750. On July 14, 2021, a prehearing was held. The court recommended the parties negotiate independently to avoid litigation, and if negotiations fail, then to begin mediation proceedings. The parties agreed to follow the court’s recommendations. On November 3, 2021, the court ruled the Parties will file an update regarding the mediation procedure in 30 days. The parties conducted unsuccessful negotiations. On March 14, 2022, the Applicant filed a request to amend the Motion (the “Applicant’s Request for Amendment”) and the judge disqualified herself from hearing the case. As a result, the case was redirected. On June 21, 2022, the Parties filed a response to the Applicant’s Request for Amendment. On September 12, 2022, the court ruled on the Applicant’s Request for Amendment and accepted the Applicant’s request to clarify its claims regarding product labeling, while rejecting the Applicant’s other requests. On November 27, 2023, the Applicant submitted an amended application for approval of the motion, and the Parties’ response was submitted on February 8, 2023. The date of the preliminary hearing is set for April 27, 2023.

Due to the current preliminary state of the litigation process and based on the opinion of legal counsel to Focus, the Company’s management believes that it is not reasonably possible to assess the outcome of the proceeding.

PLANNING AND CONSTRUCTION 66813-06-21 BEER SHEVA MAGISTRATE COURT

On July 11, 2021, the Company was informed that on June 30, 2021, a claim was filed to Beer Sheva Magistrate Court, by the municipal committee presiding over planning and construction in southern Israel against Focus, Focus’ directors and officers, including Oren Shuster and Rafael Gabay, and certain landowners, claiming for inadequate permitting for construction relating to the Focus Facility (the “Construction Proceedings”).

On December 6, 2021 the defendants filed a motion request for dismissal the indictment on the ground of defense of justice. The municipal committee filed its response and after that the defendants filed a response to the municipal committee’s response. As of the date of this letter no decision has yet been made on the application.

A hearing was initially set to December 1, 2021, but postponed several times in order to allow the parties to negotiate towards a resolution. The hearing is set June 22, 2023. A draft agreement between the parties sent by the defendant to the municipal committee in order for it to be sent to the state attorney’s office for their comments, which once obtained, will be filed with the Court for its approval. The Court is not obligated to approve the agreement between the parties, if obtained.

At this stage, based on the opinion of Focus’ legal counsel, Company management cannot assess the chances of the claim advancing or the potential outcome of the Construction Proceedings.

COVID-19 TEST KITS CLAIM, DISTRICT COURT OF STUTTGART

On November 19, 2021, Adjupharm filed a statement of claim (the “Claim”) to the District Court of Stuttgart (the “Stuttgart Court”) against Stroakmont & Atton Trading GmbH (“Stroakmont & Atton”), its shareholders and managing directors regarding a debt owed by Stroakmont & Atton to Adjupharm in an amount of approximately EUR 947,563 for COVID-19 test kits purchased by Stroakmont & Atton from Adjupharm in May 2021. The Claim was accepted on December 2, 2021. In January 2022, Stroakmont & Atton filed its statement of defence to the Stuttgart Court in which they essentially stated two main arguments for their defense:

1.	that the contractual partner of the Company is not the defendant, Stroakmont & Atton is not the real purchaser rather a company named Uniclaro GmbH.

2.
that the Company allegedly placed an order with Uniclaro GmbH for a total of 4.3 million Clongene COVID-19 tests, of which Uniclaro GmbH claims to have a payment claim against the Company for a partial delivery of 380,400 Clongene COVID-19 tests in the total amount of EUR 941,897.20. Uniclaro GmbH has assigned this alleged claim against the Company to Stroakmont & Atton Trading GmbH, and Stroakmont & Atton Trading GmbH has precautionary declared a set-off against the Company’s claim.

On March 22, 2022, Adjupharm filed a response to Stroakmont & Atton’s statement of defence and rejected both allegations with a variety of legal arguments and facts and also offered evidence to the contrary in the form of testimony from the witnesses in question.

The burden of proof for both allegations lie with the opponents and they offered evidences to the court in the form of testimony from certain witnesses. If the opponents succeed in proving both allegations to the court, the chances of winning the lawsuit will be considerably reduced. However, it will not be easy for the opponents to present evidence of these allegations.

On May 27, 2022, the conciliation hearing and main hearing were held. The Stuttgart Court ruled that the Company shall submit another writ by August 29, 2022. The Stuttgart Court also scheduled a pronouncement date for September 7, 2022, when the Stuttgart Court will enter a judgement or hold an evidentiary hearing with witnesses. Following the pronouncement date on September 7, 2022, an evidentiary hearing with witnesses was held on two occasions, January 11, 2023, where witnesses on behalf of Adjupharm testified, and on February 22, 2023, witnesses on behalf of Stroakmont & Atton testified.

The court provided the parties a deadline until March 24 2023, to evaluate the testimonies of the witnesses and to deliver to the court a summary of the factual and legal situation after the court hearings. The court will announce its decision for further proceedings or its judgment on April 5, 2023.

At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of this these proceedings.

UNICLARO GMBH VS. ADJUPHARM

On December 22, 2022, Uniclaro GmbH filed a statement of claim against Adjupharm with the district court in Hamburg. According to the statement of claim, Uniclaro GmbH is (“Uniclaro”) claiming the purchase price for 300,000 Covid-19 rapid tests in the total amount of EUR 1,046,010 (including VAT) in exchange for 300,000 Covid-19 rapid tests which Uniclaro has in its storage.

Uniclaro alleges in this lawsuit that Adjupharm placed an order for 4.3 million Covid-19 rapid tests of the brand "Clongene". Furthermore, Uniclaro claims that the order was placed verbally on 23.03.2021 and that Adjupharm has already paid for a portion of these tests and received them, but not yet the entire 4.3 million tests. They reserve the right to extend the lawsuit for the remaining amount (which they did not specify).

According to Uniclaro's statement of claim the lawsuit does not concern the same purchase price and the same Covid-1 9 rapid tests as in the Stroakmont & Atton Claim mentioned above. On 23 February 2023, the Company provided its statement of defense to the court. The statement of defense contains similar arguments to reject the allegations in this respect as in the court proceedings in Stuttgart about the counterclaims. As a next step, Uniclaro is allowed to respond to the Company's statement of defense.

At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of this these proceedings.

INITIATION OF PROCEEDINGS FOR LOAN REPAYMENT

On April 4, 2022, MYM issued a Notice of Default and on April 20, 2022, issued a Notice of Intent to Enforce Security pursuant to section 22 of the Bankruptcy and Insolvency Act (Canada) for the outstanding Biome Loan in the amount of $2.680, including accrued and unpaid interest, owing by the Obligors. MYM has applied to the Superior Court to appoint a receiver to take control of the Obligors’ assets, including MYM’s security that is held in escrow, to effect repayment of the Biome Loan.

On May 12, 2022, the Company applied to and received from the Superior Court an interim order to, among other things, freeze the assets of the Obligors including the assets which comprise MYM’s Collateral for the Biome Loan. MYM has applied to the Superior Court, which granted MYM’s request for the receivership of the assets of the Obligors and has scheduled an in-person hearing for the receivership application on September 12, 2022.

In September 2022, MYM and the Obligors reached an agreement and signed the Biome Term Sheet on September 9, 2022, prior to the September 12, 2022, in-person receivership application hearing with the Superior Court. The Superior Court approved the adjournment of the receivership application, pending the implementation of the settlement outlined in the Biome Term Sheet, pursuant to which, the Biome Loan will continue to bear interest at a rate of 8% per annum on the principal balance of the Biome Loan, compounding every four months on the aggregate balance of the outstanding “Indebtedness”. The Biome Loan matures December 9, 2023, unless extended through mutual agreement by both parties.

Based on the Biome Term Sheet, the Obligors are required to make a payment to MYM on December 31, 2022. The value of the payment on December 31, 2022, will depend on the VWAP of the Company’s common shares during the final ten trading days of November 2022. The repayment will be 5% or 10% of the total Indebtedness, depending on the VWAP over that period of time.

On October 4, 2022, the Biome Settlement Agreement was executed in line with the terms noted in the Biome Term Sheet.

The Obligors did not make payment to MYM on December 31, 2022, as required under the Biome Settlement Agreement and the parties are discussing modifications to the Settlement Agreement.

As mentioned above in detail, MYM as part of the Trichome Group is under CCAA Proceedings and its operation is governed by the appointed Monitor.

PROCEEDINGS UNDER CCAA

See “Corporate Highlights and Events – Key Highlights for the quarter and year ended December 31, 2022” for a summary of the CCAA Proceedings.

Court materials filed in connection with Trichome's CCAA Proceedings can be found at https://www.ksvadvisory.com/insolvency-cases/case/trichome.

OFF-BALANCE SHEET ARRANGEMENTS

IM Cannabis had no off-balance sheet arrangements as of December 31, 2022.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties mainly includes compensation for management services and bonus in the ordinary course of business and short-term lease payments.

•
Under the Focus Agreement (as defined below), IMC Holdings retains an option with Messrs. Shuster and Gabay to re-acquire the sold interest in Focus Medical at its sole discretion and in accordance with Israeli cannabis regulations. See “Legal and Regulatory – Restructuring” section of the MD&A.

•
The Company is a party to Indemnification Agreement with certain directors and officers of the Company and Trichome to cover certain tax liabilities, interest and penalties arising from the Trichome Transaction. See “Risk Factors - Tax Remittance” section of the MD&A.

•
On August 5, 2022, the Company sold the wholly owned subsidiary of TJAC, Sublime, to a group of purchasers that included current and former members of the Sublime management team for aggregate proceeds of $100 less working capital adjustments, for a final net purchase price of $89. The transaction constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”), however pursuant to Sections 5.5(a) and 5.7(1)(a) of MI 61-101, the transaction is exempt from the formal valuation and minority shareholder approval requirements of such instrument.

•
The Stalking Horse Purchase Agreement constituted a related party transaction as L5 is an entity controlled by Marc Lustig, who is a director of Trichome and the Executive Chairman of the Board of the Company. On March 8, 2023, the Company announced that the SISP approved by the Ontario Superior Court of Justice (Commercial List) did not result in any bids for the going-concern business of Trichome Group. In addition, L5, controlled by Marc Lustig, advised that it would not complete the proposed transaction contemplated by the Stalking Horse Share Purchase Agreement.

•
On August 24, 2022, the Company announced that it closed the first tranche of the 2022 Private Placement and on October 5, 2022 announced that it closed the second tranche of the 2022 Private Placement. Insiders of the Company, led by the CEO and Director, and CFO, subscribed for 156,349 Common Shares for aggregate proceeds of US$782 in the first tranche of the 2022 Private Placement, and Executive Chairman and Director of the Company, subscribed for 111,250 Common Shares for aggregate proceeds of US$556 in the second tranche of the 2022 Private Placement. As a result of the participation by the Insiders, the 2022 Private Placement was considered a “related party transaction” pursuant to MI 61-101. The Company relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the Insiders’ participation in the 2022 Private Placement was below 25% of the Company’s market capitalization for purposes of MI 61-101.

•
On January 16, 2023, the Company announced the closing of the first tranche of the Concurrent Offering comprised of an aggregate of 1,159,999 Units for aggregate gross proceeds of US$1,500. The Units under the first tranche of the Concurrent Offering were issued and sold to insiders of the Company, including CEO and a director of the Company.

•
On January 20, 2023, the Company closed the second tranche of the LIFE Offering comprised of 102,152 Units for an aggregate subscription price of approximately US$128. The second tranche of the LIFE Offering was comprised of a single subscription by a non-independent director of the Company whose subscription price was satisfied by the settlement of approximately US$128 in debt owed by the Company to the non-independent director for certain consulting services previously rendered to the Company.

•
On February 16, 2023, the Company closed the fifth and final tranche of the LIFE Offering. A non-independent director of the Company subscribed for 29,548 Units in the fifth tranche at an aggregate subscription price of US$36,935. The non-independent director’s subscription price was satisfied by the settlement of US$37 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company.

The participation by Company’s insiders in each of the Concurrent Offering and the LIFE Offering constituted “related party transactions” pursuant to MI 61-101. The Company relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the insiders’ participation in the Concurrent Offering and the LIFE Offering, as applicable, was below 25% of the Company’s market capitalization for the purposes of MI 61-101.

Other than the aforesaid transactions noted above, the Company had no other transactions with related parties outside of the Group except those pertaining to transactions with key management personnel and shareholders in the ordinary course of their employment or directorship. Transactions with related parties for the sale of Focus Medical due to the restructuring process were adjusted in the Company’s consolidated financial statements following the application of IFRS 10. See the “Legal and Regulatory – Restructuring” section of the MD&A.

PROPOSED TRANSACTIONS

There are no proposed transactions as at the date of this MD&A that have not been disclosed.

CRITICAL ACCOUNTING ESTIMATES

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

JUDGMENTS

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

Discount rate for a lease liability

When the Group is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Group uses an incremental borrowing rate. That rate represents the rate of interest that the Group would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, the Group determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract's conditions and restrictions. In certain situations, the Group is assisted by an external valuation expert in determining the incremental borrowing rate.

ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

ASSESSMENT OF GOING CONCERN

The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022. The Company’s board of directors approved a cost saving plan, implemented in whole or in part, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinuing operation of loss-making activities, reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

BIOLOGICAL ASSETS AND INVENTORY

In calculating the value of the biological assets and inventory, management is required to make several estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, and oil conversion factors. The valuation of work-in-process and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount for the inventory. The Group must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

BUSINESS COMBINATIONS

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT AND FINITE LIFE INTANGIBLE ASSETS

The Company assesses impairment of property, plant and equipment and finite life intangible assets when an impairment indicator arises (e.g., change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive loss.

IMPAIRMENT OF INTANGIBLE ASSETS WITH INDEFINITE LIFE AND GOODWILL

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment. Goodwill and indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is allocated to CGUs or groups of CGU’s for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs expected to benefit from the business combination from which the goodwill arose, which requires the use of judgment. An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on either fair value less costs of disposal or value-in-use method. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior period. Impairment losses on goodwill are not subsequently reversed.

LEGAL CLAIMS

In estimating the likelihood of legal claims filed against the Group entities, the Group management rely on the opinion of its legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims may be determined in courts, the results could differ from these estimates.

DEFERRED TAX ASSETS

Deferred tax assets are recognized for unused carry forward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

VALUATION OF LOANS RECEIVABLE

For loans receivable measured at amortized cost or at Fair Value Through Profit or Loss (“FVTPL”) under IFRS 9 Financial Instruments (“IFRS 9”), judgment is used by the Company in determining the fair value of the loan at inception of the lending arrangement and at each reporting period. The fair value of the loan at any given point in time is calculated based on the present value of estimated future loan payments, discounted using an interest rate that would be charged by another market participant for a financing arrangement with similar characteristics. Judgment is used by the Company in determining what the interest rate would be for sourcing a similar financing arrangement in the market. This can lead to material fair value gains or losses on loans held at FVTPL.

LOSS OF CONTROL OF SUBSIDIARY

On November 7, 2022, Trichome filed a petition with the Superior Court for CCAA Proceedings in order to restructure its business and financial affairs. See “Corporate Highlights and Events – Key Highlights for the quarter and year ended December 31, 2022” for a summary of the CCAA Proceedings.

Management applied judgement in assessing whether this event represented a loss of control of Trichome. On filing of CCAA, which included the a request for an order to approve a sale and investment solicitation process and to approve a stalking horse agreement of purchase and sale, management concluded that the Company ceased to have the power to direct the relevant activity of Trichome because substantive rights were granted to other parties through the CCAA Proceedings that restricted the decision making ability of the Company to the extent that the Company was unable to demonstrate power over Trichome. As a result, the Company accounted for a loss in control and Trichome was deconsolidated on November 17, 2022.

DERECOGNITION AND MODIFICATION OF LOANS RECEIVABLE

The Company uses its judgment in determining whether the change in the terms of the lending arrangement qualifies as a derecognition of the loan or a modification of the loan under IFRS 9. Depending on the Company’s judgment, the manner in which the loan is treated, be it a modification or a settlement, can result in materially different results in interest revenue or other income. If there is a modification in a lending arrangement subsequent to initial recognition, the Company also reassesses the need to modify the expected credit loss associated with the loan.

SHARE-BASED PAYMENTS

The Company uses the Black-Scholes option pricing model in determining the fair value of Options issued to employees. In estimating fair value, the Company is required to make certain assumptions and estimates such as the expected life of the options, volatility of the Company’s future share price, the risk-free rate, future dividend yields and estimated forfeiture rates at the initial grant date.

ESTIMATED USEFUL LIVES AND DEPRECIATION/AMORTIZATION OF PROPERTY AND EQUIPMENT, AS WELL AS INTANGIBLE ASSETS

Depreciation and amortization of property and equipment, as well as intangible assets, are dependent upon estimated useful lives which are determined through the exercise of judgment. Estimated useful lives are assessed at the end of each reporting period for any changes in the expected life of the asset and consumption of economic benefits from the use of the asset. Amortization as well as depreciation commences when the asset is first put into use. The expected life of any intangible assets with a finite life are assessed at the end of each reporting period.

LEASES

Judgment is used in determining the value of the Company’s right-of-use assets and lease liabilities. The value determined for the Company’s right-of-use assets and lease liabilities can be materially different based on the discount rate selected to present value the future lease payments as well as the likelihood of the Company exercising extensions, termination, and/or purchase options. The discount rate used to present value the future lease payments over the life of the lease is based on the Company’s incremental borrowing rate at inception of the lease. This rate is determined by the Company using judgment.

In determining the value of the Company’s right-of-use assets and lease liabilities, the Company assesses future business plans to determine whether to include certain extension options noted in the lease agreement.

If there is no interest rate implicit in the lease agreement, the Company uses a discount rate that would be charged to a similar borrower, with similar risk characteristics, in a mortgage loan to purchase the leased facility. This discount rate is used to present value the future lease payments in determining the right-of-use asset and lease liability values at inception of the leases.

DETERMINING THE FAIR VALUE OF AN UNQUOTED FINANCIAL ASSETS AND LIABILITIES

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy is determined using valuation techniques, generally using future cash flows discounted at current rates applicable for items with similar terms and risk characteristics. changes in estimated future cash flows and estimated discount rates, after consideration of risks such as liquidity risk, credit risk and volatility, are liable to affect the fair value of these assets.

REVENUE RECOGNITION

Under IFRS 15 Revenue from Contracts with Customers, judgment is required in recognizing revenue when variable consideration is present in a contract. In certain supply agreements, the Company stands ready to accept returns on cannabis sales, indicating the possibility of variable consideration.

Judgment is used by the Company in determining which of the above two methods of revenue recognition should be used when recognizing revenue from cannabis sales. Moreover, estimates are used by the Company in determining the amount of revenue to recognize upon delivery and acceptance of cannabis inventory to a customer.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company’s significant accounting policies under IFRS are contained in the Annual Financial Statements (refer to Note 2 to the Annual Financial Statements). Certain of these policies involve critical accounting estimates as they require management to make particularly subjective or complex judgments, estimates and assumptions about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

The following new accounting standards applied or adopted during the twelve months ended December 31, 2021, had impact on the Annual Financial Statements:

a.	Amendment to IAS 1, "Presentation of Financial Statements":

In January 2020, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" regarding the criteria for determining the classification of liabilities as current or non-current (the "Original Amendment"). In October 2022, the IASB issued a subsequent amendment (the "Subsequent Amendment").

According to the Subsequent Amendment:

-	Only covenants with which an entity must comply on or before the reporting date will affect a liability's classification as current or non-current.

-
An entity should provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity's right to defer settlement is contingent on compliance with future covenants within twelve months from the reporting date. This disclosure is required to include information about the covenants and the related liabilities. The disclosures must include information about the nature of the future covenants and when compliance is applicable, as well as the carrying amount of the related liabilities. The purpose of this information is to allow users to understand the nature of the future covenants and to assess the risk that a liability classified as non-current could become repayable within twelve months. Furthermore, if facts and circumstances indicate that an entity may have difficulty in complying with such covenants, those facts and circumstances should be disclosed.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument. The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Early application is permitted. The Company is evaluating the effects of the Amendments on its financial statements.

b.	Amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors":

In February 2021, the IASB issued an amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors" (the "Amendment"), in which it introduces a new definition of "accounting estimates".

Accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Early application is permitted.

c.	Amendment to IAS 12, "Income Taxes":

In May 2021, the IASB issued an amendment to IAS 12, "Income Taxes" ("IAS 12"), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 (the "Amendment").

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the "initial recognition exception". The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company estimates that the initial application of the Amendment is not expected to have a material impact on its financial statements.

d.	Amendment to IAS 1, "Disclosure of Accounting Policies":

In February 2021, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" (the "Amendment"), which replaces the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies. One of the main reasons for the Amendment is the absence of a definition of the term 'significant' in IFRS whereas the term 'material' is defined in several standards and particularly in IAS 1.

The Amendment is applicable for annual periods beginning on or after January 1, 2023. Early application is permitted.

FINANCIAL INSTRUMENTS

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method

Derivative assets[1]	Black & Scholes model (Level 3 category)
Warrants liability[1]	Black & Scholes model (Level 3 category)
Investment in affiliates	Market comparable (Level 3 category)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, trade receivables and other account receivables	Carrying amount (approximates fair value due to short-term nature)
Loans receivable	Amortized cost (effective interest method)
Trade payables, other accounts payable and accrued expenses	Carrying amount (approximates fair value due to short-term nature)

Note:
1.
Finance expense (income) include fair value adjustment of warrants, investments, and derivative assets measured at fair value, for the twelve months ended December 31, 2022 and 2021, amounted to $6,001 and $21,638, respectively.

The Group’s exposure to risk for its use of financial instruments are discussed in the Risk Factors.

PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of the Company’s disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) is the responsibility of management.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable IFRS. Internal control over financial reporting should include those policies and procedures that establish the following:

●	maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

●	reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

●	receipts and expenditures are only being made in accordance with authorizations of management or the Board; and

●	reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial instruments.

NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining DC&P and ICFR for the Company and have concluded that as at December 31, 2022, those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

The Company maintains a set of DC&P designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DC&P was completed as of December 31, 2022 under the supervision and with the participation of management, including our CEO and CFO using the criteria set forth in the Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this evaluation, our CEO and CFO concluded that as at December 31, 2022, the Company’s DC&P and ICFR were effective.

There have been no changes to the Company’s ICFR during the twelve months ended December 31, 2022 that have materially affected, or are likely to materially affect, the Company’s ICFR.

LIMITATIONS OF DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the CEO and CFO, believe that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating controls and procedures.

LIMITATION ON SCOPE OF DESIGN

In accordance with Section 3.3 of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Company has limited the design of its DC&P and ICFR to exclude the controls, policies and procedures of Oranim Plus (the “Excluded Entity”), acquired by the Company or by one of it subsidiaries within 365 days of the end of the period ended December 31, 2022.

As of December 31, 2022, the Company has implemented its DC&P AND ICFR in all of its subsidiaries.

LEGAL AND REGULATORY

RESTRUCTURING

Current Israeli law requires prior approval by the IMCA, a unit of the MOH, of the identity of any shareholder owning 5% or more of an Israeli company licensed by the IMCA to engage in cannabis-related activities in Israel. For a number of reasons, including the opportunity to leverage a network of multiple Israeli licensed producers cultivating under the IMC brand, and in contemplation of a “go-public transaction” to geographically diversify the Company’s share ownership, IMC Holdings restructured its organization on April 2, 2019 (the “IMC Restructuring”) resulting in the divestiture to Oren Shuster and Rafael Gabay of its interest in Focus, which is licensed by the IMCA to engage in cannabis-related activity in Israel.

IMC Holdings retains an option with Messrs. Shuster and Gabay to re-acquire the sold interest in Focus Medical at its sole discretion and in accordance with Israeli cannabis regulations, within 10 years of the date of the IMC Restructuring (the “Focus Agreement”). The Focus Agreement sets an aggregate exercise price equal to NIS 765.67 per share of Focus Medical for a total consideration of NIS 2,756,500, that being equal to the price paid by Messrs. Shuster and Gabay for the acquired interests in Focus Medical at the time of the IMC Restructuring.

As part of the IMC Restructuring, on April 2, 2019, IMC Holdings and Focus Medical entered into an agreement, as amended on January 1, 2021 (the “IP Agreement”), which provides for Focus Medical’s obligation to use the IMC brand for the sale of any cannabis plant and/or cannabis product produced by Focus, either alone or together with other sub-contractors engaged by Focus Medical through the IP Agreement.

Focus Medical is also obligated through a services agreement, as amended on January 1, 2021, (the “Services Agreement”) to use IMC Holdings for certain management and consulting services including: (a) business development services; (b) marketing services; (c) strategic advisory services; (d) locating potential collaborations on a worldwide basis; and (e) financial analysis services through the Services Agreement.

Under the IP Agreement, the parties apply an arm’s length royalty as a percentage of the licensees’ net revenues, on a quarterly basis in accordance with a transfer pricing analysis to be updated from time to time, as consideration for Focus’ use of IMC Holdings’ intellectual property.

Under the Services Agreement, the Parties apply an arm’s length markup on total costs, on a quarterly basis, in accordance with a transfer pricing analysis to be updated from time to time, as consideration for the provision of such services.

Subsequent to the IMC Restructuring, according to accounting criteria in IFRS 10, the Company is viewed as effectively exercising control over Focus, and therefore, the financial statements of Focus Medical continue to be consolidated with those of the Company, despite the fact that the Company does not own Focus.

ISRAELI MARKET DEVELOPMENT 2013-2023

According to Israeli Ministry of Health, as of February 2023, there are 123,722 medical cannabis licensed patients in Israel. A monthly prescription of 4,773,000 grams of medical cannabis were recorded in February 2023 an increase of 720,000 grams of cannabis from December 2021.2

The chart below reflects the growth in licensed medical cannabis patients in Israel between January 2017 to February 2023.3

REGULATORY FRAMEWORK IN ISRAEL

In Israel, cannabis is currently defined as a “dangerous drug” according to the Dangerous Drugs Ordinance4 (“DDO”) and the 1961 Single Convention on Narcotic Drugs (“Narcotics Convention”), to which Israel is a signatory. However, both the DDO and the Narcotics Convention allow for the use of cannabis for medical or research purposes under a supervised and controlled regime. The competent regulatory authority in Israel in all matters concerning the oversight, control and regulation of cannabis for medical production, consumption, and research in Israel is the IMCA, established by Government Res. No. 3069.5 The production, distribution and consumption of adult-use recreational cannabis products is currently illegal in Israel.

2 Israel Ministry of Health – licensed patients’ data as of December 2022   https://www.gov.il/BlobFolder/reports/licenses-status-december-2022/he/subjects_cannabis_docs_licenses-status-december-2022.pdf
3 Ministry of Health – licensed patients’ data as of February 2023 - https://www.gov.il/he/departments/publications/reports/licenses-status-february-2023
4 Cannabis is listed in schedule 1 of the Dangerous Drugs Ordinance [New Version], 1973 [ in English] https://www.health.gov.il/LegislationLibrary/Samim_01_EN.pdf
5 Israeli Government Res. No. 3609 [in Hebrew], August 7th, 2011 https://www.gov.il/he/departments/policies/2011_des3609

Patient Medical Consumption

The use of cannabis is allowed for patients and for medical purposes, in respect of certain medical conditions, under a special approval of the MOH. Procedure 1066 of the IMCA sets out a list of medical conditions that are allowed to be treated with medical cannabis products. Such authorized medical conditions are examined and updated from time to time, and include, among others, cancer, pain, nausea, seizures, muscle spasms, epilepsy, Tourette syndrome, multiple sclerosis, amyotrophic lateral sclerosis, and post-traumatic stress disorder.

Licensing and Authorization for Commercial Activities in the Medical Cannabis Field

In December 2017, the IMCA issued regulations that standardized the licensing process for any cannabis related activity (the “Road Map”).7 Pursuant to the Road Map, each operation in the medical cannabis field, including the propagation, cultivation, products manufacturing, storage and distribution to licensed pharmacies, and distribution from licensed pharmacies to licensed patients, requires compliance with the provisions of applicable laws, including the procurement of an appropriate license under the DDO from the IMCA and the maintenance of such license in good standing. Cannabis licenses may not be transferred, exchanged or assigned without the prior approval of the IMCA. The licenses are valid for a period of up to 3 years and can be renewed with the approval of the IMCA only.

The IMCA has issued a set of directives containing procedures and requirements for applicants for cannabis related activity licenses and has authorized certain entities to issue official certificates upon compliance with such directives. These directives include (i) Directive 150 (GSP Standard certification); (ii) Directive 151 (GAP Standard certification); (iii) Directive 152 (GMP Standard certification); and (iv) Directive 153 (GDP Standard certification). Regular and periodic examinations are conducted for licensed entities, in order to ensure compliance with the analytical standards and the level of quality required during each of the phases of production and distribution of medical cannabis.

Medical Cannabis Imports and Exports

The Narcotics Convention governs the import and export of cannabis between member countries. Since Israel is a member country, any export and import of cannabis is subject to the Narcotic Convention.

In October 2020, the IMCA issued an updated procedure, titled “Guidelines for Approval of Applications for Importation of Dangerous Drug of Cannabis Type for Medical Use and for Research” (“Procedure 109”), describing the application requirements for cannabis import licenses for medical and research purposes. Therefore, each import of medical cannabis is to be approved by the IMCA issuing a specific import permit for each imported shipment, rather than a general license for import. An application for import of medical cannabis can be submitted by an entity licensed by the IMCA for the conduct of medical cannabis related activity. The Israeli government approved the export of pharmaceutical-grade cannabis and cannabis-based products on January 27, 2019,8 and in December 2020, the IMCA published guidelines for the medical cannabis export permit application process.9.

6 Ministry of Health Pharmaceutical Division Policy Number 106 – Licenses for Use of Cannabis
https://www.health.gov.il/hozer/CN_106_2019.pdf  (in Hebrew)
7 Directive 107 - Guidelines for the process of licensing the practice of cannabis for medical use, as amended on October 2020 [Hebrew] - https://www.health.gov.il/hozer/CN_107_2019.pdf
8 Directive 4490 [Hebrew] - https://www.gov.il/he/departments/policies/dec4490_2019
9 Directive 110, December 2020 [Hebrew] - https://www.health.gov.il/hozer/CN_110.pdf

Legalization of Adult-Use Recreational Cannabis and CBD for Non-Medical Purposes in Israel

Currently, adult-use recreational cannabis use in Israel and CBD for non-medical use is illegal. In November 2020, an Israeli government committee responsible for advancing the cannabis market reform published a report supporting and recommending the legalization of adult-use recreational cannabis in Israel. The Israeli parliament dissolved since then without applying the committee’s’ recommendations and all legislative initiatives were suspended. However, the new government, formed on June 13, 2021, declared, and settled in the coalition agreement, its commitment to legalization of adult-use recreational cannabis. Since the formation of the new government, several legislative initiatives were filed, including for the decriminalization of the possession of cannabis for individual recreational adult-use and the legalization of CBD for non-medical use. In February 2022, a Ministry of Health committee contemplated the legality of CBD and published its recommendation that CBD should be excluded from the DDO. The main recommendations of the committee were adopted by the Minister of Health, however, to date, the Minister has not enacted an order directing that CBD be removed from the DDO. On April 1, 2022, new regulations came into force which deemed the previously criminal offences of cannabis possession and use for self-consumption into administrative offences, which do not impact a criminal record, and limited the penalty to a monetary fine only.

Previous Regime and Price Control

Until September 2019, under the previous regime, patients licensed for consumption of medical cannabis products by the IMCA received all of their medical cannabis products authorized under their respective licenses at a fixed monthly price of NIS 370, regardless of each patient’s authorized amount. Since September 2019, under the new regime, licenses to patients were no longer entitling them for such fixed monthly price. However, some medical cannabis patient licenses granted under the previous regime remain valid, entitling their holders to receive medical cannabis products pursuant to the price controls and supplier restrictions of the former regime. All licenses under the previous regime expired in Q1 2022.

Regulatory Reform from Licenses to Prescriptions for Medical Treatment of Cannabis

In August 2022, the MOH published a draft outline of the transition reform from licenses to prescriptions for medical treatment of cannabis (the “Proposed Outline”). The Proposed Outline will allow accessibility and significant bureaucratic relief for patients. The main changes proposed in the Proposed Outline are: (i) any specialized doctor can issue permits without the need for specialized training; (ii) the permits for the use of cannabis will be in the form of prescriptions, and not in the form of licenses from the MOH as the current framework requires; (iii) cannabis products can be sold in any pharmacy, and not only in pharmacies that have received a special permit from the IMCA and a license from the MOH. The final outline is subject to the approval of the MOH and the approval of the Knesset. Currently, the required approvals have not yet been received.

REGULATORY FRAMEWORK IN GERMANY

On March 10, 2017, the German federal government enacted bill Bundestag-Drucksache 18/8965 – Law amending narcotics and other regulations that amended existing narcotics legislation to recognize cannabis as a form of medicine and allow for the importation and domestic cultivation of medical cannabis products. Under the updated legislation, cannabis is listed in Annex 3 to the Federal Narcotics Act (“BtMG”) as a “marketable narcotic suitable for prescription”. Legalization in Germany applies only to cannabis for medicinal purposes under state control in accordance with the Narcotic Convention. Currently, the production, distribution, exportation and importation of medical cannabis products in Germany is legal, subject to regulations and licensing requirements, while operations involving adult-use recreational cannabis products remain illegal. Nevertheless, current German government has declared in the coalition agreement its intention to open up the German market also in the adult-use recreational market. In October 2022, a key points paper10 on the controlled supply of cannabis to adults for consumption purposes, although a restructuring of the existing regulatory framework on cannabis in general is also discussed, published by the cabinet, which is to be submitted to the European Union Commission for a preliminary legal examination. In this respect, the Federal Government intends to issue a declaration of interpretation with regard to existing international agreements governing the adult-use recreational cannabis usage, and to submit a draft law to the European Union Commission within the framework of a notification. A draft law is therefore only to be drafted and presented when the preliminary examination shows that the planned measures for controlled cannabis dispensing are legally implementable. According to Federal Government announcement, the draft law should be published by the end of the first quarter 2023.

Medical cannabis in Germany must comply with the corresponding monographs of the German and European pharmacopoeia. Currently, there are only (non-harmonised) national pharmacopoeial monographs for cannabis flowers (e.g. in the German Pharmacopoeia (Deutsches Arzneibuch (DAB)) and cannabis extracts (DAB) in the EU. The Committee on Herbal Medicinal Products (HMPC) as the European Medicines Agency’s (EMA) committee responsible for compiling and assessing scientific data on herbal substances, preparations and combinations, announced that in view of uniform EU quality requirements (including with respect to import and export of cannabis), three new European Pharmacopoeia (Ph. Eur.) Cannabis monographs that are in preparation and may be of importance in the future:

•	Cannabi-s flos (3028),
•	Cannabis extractum siccum (3068),
•	Cannabis extractum spissum (3069).

All BtMG permit applications must specify the strains and estimated quantities of medical cannabis involved and any subsequent changes must be reported to the Federal Opium Agency of Germany.

Unlike cannabis, CBD is not subject to German narcotics laws, unless it is synthetic CBD that has been included as a substance that can be prescribed and marketed in Annex 3 of the BtMG, which may or may not be subject to German drug laws depending on its use and dosage. Annex 1 of the Ordinance on the Prescription of Medicinal Products stipulates that CBD is in principle subject to prescription but does not specify a minimum quantity or a specific dosage form. However, a distinction must be made between consumable products that naturally contain CBD and those that are infused with CBD extract; the European Commission considers the latter to be a type of “food” and has recently indicated that all current novel food applications have at least insufficient data on safety and therefore none of the applications can currently lead to approval. In light of the above, various products containing CBD can be found in the German market. There are currently various court decisions that problematize CBD in food (specifically food supplements) and in cosmetics (specifically: mouth oil). On the one hand, CBD is regarded as a medicinal substance and/or as a novel food subject to authorization and therefore unsuitable for use in a foodstuff, and on the other hand as unsuitable for cosmetic use in the mouth, as CBD would ultimately be consumed in this case (like a foodstuff).

10 https://www.bundesgesundheitsministerium.de/fileadmin/Dateien/3_Downloads/Gesetze_und_Verordnungen/GuV/C/Kabinettvorlage_Eckpunktepapier_Abgabe_Cannabis.pdf (in German language).

Cultivation in Germany and Distribution of Medical Cannabis Cultivated in Germany

The Federal Opium Agency of Germany’s Federal Institute for Drugs and Medical Devices (“BfArM”) formed a cannabis division (the “Cannabis Agency”) to oversee cultivation, harvesting, processing, quality control, storage, packaging and distribution to wholesalers, pharmacists and manufacturers. The Cannabis Agency also regulates pricing of German-produced medical cannabis products and serves as an intermediary of medical cannabis product sales between manufacturers, wholesalers and pharmacies on a non-profit basis. In late 2018, the Cannabis Agency issued a call for tenders to award licenses for local medical cannabis cultivation and distribution of German-cultivated medical cannabis products (the “German Local Tender”). The Cannabis Agency would serve as an intermediary in the supply chain between such cultivation and distribution. In April 2019, three licenses for local cultivation were granted. In consequence three companies in Germany cultivate on behalf of the Cannabis Agency of the BfArM. Each license permitted the holder to grow up to 200kg per year for total production of 2,600kg per year collectively from the 13 cultivation lots and 10,400kg over the four-year license period. In July 2021, the BfArM launched the state sale of cannabis grown in Germany. Since then, pharmacies have been able to purchase medical cannabis in pharmaceutical drug quality for the supply of patients from the BfArM via the portal www.cannabisagentur.de. The sale from the BfArM to pharmacies is at a price of 4.30 euros per gram.

The Cannabis Agency has no influence on the actual retail price of medical cannabis products and is not responsible for the import of medical cannabis products and will therefore neither purchase nor distribute imported medical cannabis products. As a wholesaler, the Cannabis Agency sells German-based medical cannabis products in its own name.

Import volumes and procedures

The current regime permits the importation of cannabis plants and plant parts for medicinal purposes under state control subject to the requirements under the Narcotic Convention, according to which, Germany must estimate the expected demand of medical cannabis products for medical and research purposes for the following year and report such estimates to the International Narcotics Control Board.

As a prerequisite to obtaining a German import license, the supplier must grow and harvest in compliance with EU-GACP-Guidelines and manufacture in compliance with EU-GMP-Guidelines and certifications, or alternatively, it is a pure EU-GACP product and the EU-GMP manufacturing steps then take place in Germany. All medical cannabis products imported to Germany must derive from plant material cultivated in a country whose regulations comply with the Narcotic Convention and must comply with the relevant monographs described in the German and European pharmacopeias. While these requirements also apply to the exportation of medical cannabis products, the current German regime does not allow domestically cultivated medical cannabis products to be directly sold to commercial entities other than the Cannabis Agency.

Dispensing Exclusively via Pharmacies

Medical cannabis products imported pursuant to an import license under the BtMG and AMG/BtMG permits are sold exclusively to pharmacies for final dispensing to patients on a prescription basis as ‘magistral preparations’, a term used in Europe to refer to medical products prepared in a pharmacy in accordance with a medical prescription for an individual patient. Magistral preparations require certain manufacturing steps in the pharmacy. Such manufacturing steps of the pharmacist typically include the testing and dosing of pre-packaged cannabis inflorescences (typically referred to as “floss”), medical cannabis products for oral administration (dronabinol), medical cannabis products for inhalation upon evaporation, and medical cannabis-infused teas. In addition to magistral preparations, medical cannabis products are also marketable as pre-packaged, licensed drugs (e.g. Sativex®).

NO U.S. CANNABIS-RELATED ACTIVITIES

The Group does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities.

RISK FACTORS

The Company has implemented risk management governance processes that are led by the Board, with the active participation of management, and updates its assessment of its business risks on an annual basis. Notwithstanding, it is possible that the Company may not be able to foresee all the risks that it may have to face. The market in which IM Cannabis currently competes is complex, competitive and changing rapidly, and its business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to the Group’s business that may have affected or may affect the Group’s business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 available on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar (the “Annual Report”). For additional risk factors, readers are directed to the Annual Report. Sometimes new risks emerge, and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in forward looking statements. Readers of this MD&A should not rely upon forward looking statements as a prediction of future results.

CREDIT RISK

The maximum credit exposure as of December 31, 2022, is the carrying amount of cash and cash equivalents, accounts receivable and other current assets. The Company does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major Israeli financial institutions.

Loan receivable credit risk is managed by each loan separately according to the Company’s policy, procedures and control relating to the borrower’s credit risk management. At the end of each period, the individual loan values are assessed based on a credit risk analysis. As of December 31, 2022, the Company had no outstanding loans receivables (2021: 2 loans with a total balance of approximately $2.71 million related to deconsolidated operation).

The expected credit loss analysis is generally based on Management’s understanding of the borrower’s experience/integrity, financial health, business plans, capacity, products, customers, contracts, competitive advantages/disadvantages, and other pertinent factors when assessing credit risk. This would also include the assessment of the borrower’s forecasts as well as taking into consideration any security and/or collateral the Company has on the outstanding balance.

As of December 31, 2021, the Company assessed the overall risk of the loan receivable balance and concluded that no expected credit loss under IFRS 9 was required.

LIQUIDITY RISK

The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As of December 31, 2022, the Company’s financial liabilities with liquidity risk consist of trade payables and other accounts payable which have contractual maturity dates within one year, and lease liabilities. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company working capital position as of December 31, 2022, management considers liquidity risk to be moderate.

CURRENCY RATE RISK

As of December 31, 2022, a portion of the Company's financial assets and liabilities held in Euro, NIS and USD consist of cash and cash equivalents in the amount of EUR 30 thousand (approximately $44), NIS 6,045 thousand (approximately $2,328), USD 29 thousand (approximately $39), respectively. The Company's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in NIS. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point of time.

SHARE PRICE RISK

The Company’s investments in unlisted shares are sensitive to the market price risk arising from uncertainties about the future value of these investments. The Company manages the price risk through diversification and tight management attention.

The Board reviews and approves all decisions related to investments in shares.

At the reporting date, the Company’s exposure to investments in unlisted shares measured at fair value was $2,410.

INFLATION RISK

Global economies are currently experiencing elevated inflation which could curtail levels of economic activity, including in the Company’s primary production markets. This inflation is predominantly driven by costs of goods as input costs continue to increase as a result of several external factors including but not limited to general uncertainties caused by the Ukraine war, global supply chain constraints and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. These are integral requirements for the Company’s business, and it is reasonable to expect that inflation, supply shortages or increases in demand could impact the Company’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Company may not be able to pass onto patients or customers. In addition, the operations of the Company could be affected should interest rates, inflation or unemployment levels reach levels that curtail consumer trends and spending and, consequently, impact the sales and profitability of the Company. The Company may not be able to effectively or successfully address such risks and uncertainties or successfully implement operating strategies to mitigate the impact of such risks and uncertainties. In the event that the Company fails to do so, such failure could materially harm the Company’s business.

TAX REMITTANCE

The Company is subject to the provisions of the ITA12 and to review by CRA13. The Company files its annual tax compliance based on its interpretation of the ITA and CRA’s guidance. There is no certainty that the returns and tax position of the Company will be accepted by CRA as filed. Any difference between the Company’s tax filings and CRA’s final assessment could impact the Company’s results and financial position.

There can be no assurance that income tax laws or the interpretation thereof in any of the jurisdictions in which the Company operates will not be changed or interpreted or administered in a manner which adversely affects the Company and its shareholders. In addition, there is no assurance that CRA will agree with the manner in which the Company calculates taxes payable or that any of the other tax agencies will not change their administrative practices to the detriment of the Company or its shareholders.

CONSOLIDATION OF CERTAIN FINANCIAL RESULTS UNDER IFRS 10 AND MAINTENANCE OF COMMON CONTROL

The Company complies with IFRS 10, which applies a single consolidation model using a definition of “control” that requires an investor (as defined in IFRS 10) to consolidate an investee (as defined in IFRS 10) where: (i) the investor has power over the investee; (ii) the investor has exposure or rights to variable returns from involvement with the investee; and (iii) the investor can use its power over the investee to affect the amount of the investor’s returns.

Subsequent to the restructuring of IMC Holdings on April 2, 2019, the Company analyzed the terms of the contractual agreements with Focus Medical in accordance with IFRS 10 to conclude whether it should continue to consolidate the accounts of Focus Medical in its financial statements.

Under IFRS 10, consolidation occurs when an investor can exercise control over an investee. Control is achieved through voting rights or other evidence of power. Where there are no direct holdings, under IFRS 10, an investor (as defined in IFRS 10) should consider other evidence of power and ability to unilaterally direct an investee’s (as defined in IFRS 10) relevant activities. In view of the contractual agreements and the guidance in IFRS 10, notwithstanding that the Company has no direct or indirect ownership of Focus Medical, it has sufficient rights to unilaterally direct the relevant activities (a concept known as “de facto control”), mainly due to the following:

(a)	the Company receiving economic benefits from Focus Medical (and the terms of the contractual agreements between the Company and Focus Medical cannot be changed without the approval of the Company);

(b)
the Company having the option to purchase the divested 74% interest in Focus Medical held by Oren Shuster, the CEO, director and a promoter of the Company, and Rafael Gabay, a former director and a promoter of the Company;

(c)
Messrs. Shuster and Gabay each being a director of Focus Medical (while Mr. Shuster concurrently being a CEO, director and substantial shareholder of the Company and Mr. Gabay concurrently being a substantial shareholder of the Company); and

(d)	the Company providing management and support activities to Focus Medical through a services agreement.

Accordingly, under IFRS 10, the Company has “de facto control” over Focus Medical, and therefore consolidates the financial results of Focus Medical in the Company’s financial statements.

Any failure of the Company or Messrs. Oren Shuster and Rafael Gabay to maintain “de facto control” over Focus Medical as defined under IFRS 10 could alter the Company’s consolidation model, potentially resulting in a material adverse effect on the business, results of operations and financial condition of the Company.

POSSIBLE DIRECT INVOLVEMENT IN THE ISRAELI CANNABIS INDUSTRY

According to current Israeli regulatory medical cannabis framework, any engagement in Cannabis Activities requires receiving the applicable license from the “IMCA”, an agency operated by the Israeli Ministry of Health, which requires, among other things, pre-approvals by the IMCA (the “IMCA Pre-Approval Requirement”) of the directors, officers and shareholders holding 5% or more of the shares of the license applicant (“Material Holders”), and of all directors, officers and shareholders that become Material Holders following the grant of the applicable license. Therefore, if the Company will be considered by the IMCA as directly engaged in Cannabis Activities the aforementioned approvals by the IMCA might apply, on future security holdings, as described above.

Furthermore, any failure of the Company or its shareholders to comply with the IMCA Pre-Approval Requirement may impact the Group’s ability to continue operating in compliance with any licenses to engage in Cannabis Activities or to renew such licenses. Any inability of the Group to maintain licenses for Cannabis Activities in good standing may result in a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

 COMPANY’S ABILITY TO CONTINUE AS A GOING CONCERN

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022. The Company’s board of directors approved a cost saving plan, implemented in whole or in part, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinuing operation of loss-making activities, reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Annual Financial Statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

CONFLICT AND POLITICAL INSTABILITY IN EASTERN EUROPE

The first part of 2022 has seen significantly higher levels of volatility in global markets due to market participants’ reactions to, and uncertainty surrounding, the magnitude and timing of government and central bank action to be taken in response to heightened inflation, as well as Russia’s invasion of Ukraine. This volatility has resulted in a decline in the level of activity in the financial markets. Continued market volatility or uncertainty related to actions taken or to be taken by central banks, a decline in the global macroeconomic outlook, including as a result of Russia’s invasion of Ukraine and the threat, or outbreak of more widespread armed conflict in Eastern Europe would cause financial market activity to continue to decrease, which would negatively affect the Group’s revenues and capital markets activity.

CONFLICT AND POLITICAL INSTABILITY IN ISRAEL

The Group is vulnerable to the political, economic, legal, regulatory, and military conditions affecting Israel and the Middle East. Armed conflicts between Israel and its neighbouring countries and territories occur periodically in the region and may adversely affect the Group’s business, results of operations and financial condition. In addition, the Group may be adversely affected by other events or factors affecting Israel such as the interruption or curtailment of trade between Israel and its trading partners, or any restrictions or pressure on the Group’s partners or customers or others to prevent or discourage them from doing business activities with Israel or Israeli businesses, a significant downturn in the economic or financial condition of Israel, a significant downgrading of Israel’s internal credit rating, labour disputes and political instability, including riots, uprisings and government failures. Restrictive laws or policies directed towards Israel or Israeli businesses could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

From April 2019 until March 2021, Israel held four general elections as efforts to compose and approve a new government failed to find lasting success. As a result, the Israeli government was unable to pass a budget for fiscal year 2021 and many legislative matters were delayed. In December of 2022, Israel’s new government took office as a result of a coalition of six political parties; however, the continued uncertainty surrounding future elections and/or the results of such elections in Israel may continue. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, the Group’s business, financial condition, results of operations and prospects.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm the Group’s results of operations, and could make it more difficult for us to raise capital. Parties with whom the Group does business may decline to travel to Israel during periods of heightened unrest or tension, forcing the Group to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Furthermore, under Israeli law, citizens and permanent residents of Israel are obligated to perform military reserve duty for extended periods of time and are subject to being called to active duty at any time under emergency circumstances. In response to increased hostilities, there have been periods of significant call-ups of military reservists. It is possible that there will be additional call-ups in the future, which may include officers and key personnel of the Group’s, which could disrupt business operations for a significant period of time.

JUDICIAL AND LEGISLATIVE REFORMS IN ISRAEL

During February and March 2023, Israel is undergoing political and social instability relating to the judicial and legislative reforms proposed by the newly elected government, creating certain instability and uncertainty. This instability which has a certain effect on the activity of the financial markets may cause material impact on the Groups’ ability to operate in the Israeli market, which derives, among other, from: exposure to currency exchange rate and interest rate, reduced sales due to disruptive days and lower probability for capital investments.

CCAA PROCEEDINGS

On February 22, 2023, the Monitor issued the Monitor’s Third Report in respect of the CCAA Proceedings advising, among other things, that (i) no qualified bids were received pursuant to the SISP, (ii) L5 informed the Trichome Group that it would not be completing the transaction contemplated by the Stalking Horse Purchase Agreement and, as a result, the Trichome Group terminated the Stalking Horse Purchase Agreement, and (iii) the Monitor continues to market for sale the Trichome Group’s business and assets, including the brands and other intellectual property owned by the Trichome Group. As a direct or indirect shareholder of the entities that make up the Trichome Group, the Company is subject to the priorities of other stakeholders in the CCAA proceedings and will likely realize no return in the restructure of the Trichome Group business.

CAUTION CONCERNING FORWARD-LOOKING INFORMATION

Certain statements in this MD&A may contain “forward-looking statements” or “forward-looking information,” within the meaning of applicable Canadian and United States securities legislation (collectively referred to herein as “forward-looking statements”). All statements other than statements of fact may be deemed to be forward-looking statements, including statements with regard to expected financial performance, strategy and business conditions. The words “believe”, “plan”, “intend”, “estimate”, “expect”, “anticipate”, “continue”, or “potential”, and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. These statements reflect management’s current expectations and plans with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included in this MD&A should not be unduly relied upon. Forward-looking statements is by its nature prospective and requires IM Cannabis to make certain assumptions and is subject to inherent risks and uncertainties. All forward-looking statements are provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

Forward-looking statements in this MD&A may include, without limitation, forward-looking statements pertaining to:

●	the Company’s business objectives and milestones and the anticipated timing of execution;
●	the performance of the Company’s business, strategies and operations;
●	the intention to expand the business, operations and potential activities of the Company;
●	geographic diversification and brand recognition;
●	preparations to target, upon legalization, new cannabis markets;
●	expectations relating to the number of patients in Israel licensed by the MOH to consume medical cannabis;
●	the future impact of the acquisitions of the Israeli Pharmacies and the Panaxia Transaction;
●	the expansion of its Israeli sales channels, distribution, delivery and storage capacity, and reach to medical cannabis patients;
●	the future product portfolios of the Group and the Company’s ability to export its products, strains and genetics to Israel and Germany;
●	the opportunity and ability to expand in Germany and export to new, legal adult-use recreational cannabis markets in Europe;
●	the competitive conditions of the cannabis industry and the growth of medical or adult-use recreational cannabis markets in the jurisdictions in which the Company operates;
●	the growth of the Company’s brands in the respective jurisdictions;
●	the Company’s retail presence, distribution capabilities and data-driven insights;
●	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;
●	cannabis licensing in the jurisdictions in which the Company operates;

●	the anticipated decriminalization or legalization of adult-use recreational cannabis in Israel and Germany;
●	expectations regarding the renewal and/or extension of the Group’s licenses;
●	the Group’s anticipated operating cash requirements and future financing needs;
●	the Group’s expectations regarding its revenue, expenses, profit margins and operations;
●	the anticipated Gross Margins, EBITDA and Adjusted EBITDA from the Company’s operations;
●	the expected increase in revenue and margins in its Israeli medical cannabis market activities arising from its acquisitions
●	statements relating to the Company exiting the Canadian cannabis market to focus Israel, Germany and Europe;
●	the Company’s ability to achieve profitability in 2023;
●	the continued listing of the Company’s Common Shares on the Nasdaq;
●	expectations related to demand and momentum in the Company’s Israeli operations;
●	the results of the restructuring of the Trichome Group under CCAA;
●	cost savings from restructurings;
●	future opportunities for the Company in Israel, particularly in the retail and distribution segments of the cannabis market;
●	future expansion and growth opportunities for the Company in Germany and Europe and the timing of such;
●
the Group’s reliance on third party suppliers and partners and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; and

●	contractual obligations and commitments.

With respect to the forward looking-statements contained in this MD&A, the Company has made assumptions regarding, among other things:

●	the anticipated increase in demand for medical and adult-use recreational cannabis in the markets in which the Company operates;
●	the Company’s satisfaction of international demand for its products;
●	the Company’s ability to implement its growth strategies and leverage synergies of acquisitions;
●	the Company’s ability to reach patients through e-commerce and brick and mortar retail;
●	the development and introduction of new products;
●	the ability to import and the supply of premium and indoor grown cannabis products from third- party suppliers and partners;
●	the changes and trends in the cannabis industry;
●	the Company’s ability to maintain and renew or obtain required licenses, permits or authorization related to its domestic and international operations;
●	the Company’s ability to rely on the export of, creation and maintenance of and maintain a consistent supply of imported cannabis from suppliers and partners;
●	the ability to maintain cost-efficiencies and network of suppliers to maintain purchasing capabilities;
●	the effectiveness of its products for medical cannabis patients and adult-use recreational consumers;
●	future cannabis pricing and input costs;
●	cannabis production yields;
●	the Company being able to continue to drive growth from suppliers and partners into Israel, Germany and Europe; and
●	the Company’s ability to market its brands and services in Israel, Germany and Europe successfully to its anticipated customers.

Readers are cautioned that the above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:

●	general business risk and liability, including claims or complaints in the normal course of business;
●	any failure of the Company to maintain “de facto” control over Focus Medical in accordance with IFRS 10;
●	regulatory authorities in Israel viewing the Company as the deemed owner of more than 5% of Focus Medical or licensed entities in contravention of Israeli regulations;
●	limitations on stockholdings of the Company in connection with its direct engagement in the Israeli medical cannabis market;
●	the ability and/or need to obtain additional financing for continuing operations;
●	the lack of control over the Company’s investees;
●	the risk of defaulting on existing debt;
●	the Company’s ability to continue as a going concern;
●	the ability of the Company to access future financing if needed or on terms acceptable to the Company;
●	the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry;
●
unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medial cannabis in any jurisdictions in which the Company currently operates or intends to operate;

●	the Company’s ability to continue to meet the listing requirements of the CSE and the NASDAQ;
●	the Israeli government deciding to abandon the decriminalization or legalization of adult-use recreational cannabis;
●	any change in the political environment which would negatively affect the prospect of decriminalization or legalization of adult-use recreational cannabis in Israel;
●	any unexpected failure of Focus Medical to maintain in good standing or renew its licenses;
●	any adverse outcome of the Construction Proceedings;
●	any unexpected failure of Adjupharm to maintain in good standing or renew any of its Adjupharm Licenses;
●	the Group’s ability to maintain ancillary business licenses, permits and approvals required to operate effectively;
●	the interpretation of Company’s acquisitions of companies or assets by tax authorities or regulatory bodies, including but not limited to the change of control of licensed entities;
●	the ability of the Group to deliver on their sales commitments or growth objectives;
●	the Group’s reliance on third-party supply agreements and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations;

●
the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group, including but not limited to the Construction Proceedings and the class action proceedings described herein;

●	the impact of increasing competition;
●	any lack of merger and acquisition opportunities;
●	inconsistent public opinion and perception regarding the use of cannabis;
●	engaging in activities considered illegal under US federal law related to cannabis;
●	political instability and conflict in the Middle East, Eastern Europe and Ukraine;
●	adverse market conditions;
●	unexpected disruptions to the operations and businesses of the Group as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19;
●	the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses;
●	the Group’s ability to sell its products;
●	currency fluctuations;
●	the risk of defaulting on existing debt;
●	inflationary risks;
●	any change in accounting practices or treatment affecting the consolidation of financial results;
●	the costs of inputs;
●	reliance on management; and
●	the loss of key management and/or employees.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect the business, operations or financial results of the Company are detailed under the headings “Risk and Factors” and “Contingent Liabilities and Commitments” of this MD&A. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

Additional information about the assumptions, risks and uncertainties of the Company’s business and material factors or assumptions on which information contained in forward-looking statements is based is provided in the Company’s disclosure materials, including in this MD&A under “Legal and Regulatory – Risk Factors” and the Company’s Annual Report under “Risk Factors”, available on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

All forward-looking statements in this MD&A is qualified by these cautionary statements.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Report, is available on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.